
LOWE'S


11005841

CONSIDER THE POSSIBILITIES

2010 ANNUAL REPORT




valspar
Paint brushes
Brochas para pintar
A New Generation of Paint

Robert A. Niblock
Chairman of the Board and Chief Executive Officer

WOODEN YARDSTICK, LOWE'S

We are growing again. Lowe's 2010 comparable store sales increased 1.3% – the first such increase since 2005. From 2005 to 2010 our total U.S. sales increased by 12.9%, while the home improvement market defined by the North American Industrial Classification System (NAICS) 444 declined 10.4%, indicating that we increased our market share during this period of contraction. During that time, we continued to focus on the strengths that have differentiated us as a home improvement retailer: great service, operational excellence and innovative merchandising.

In 2010, we generated solid earnings and cash flow as we grew our unit market share in 10 of 19 product categories. We delivered on our brand promise by helping customers take advantage of government stimulus programs like cash for appliances and energy tax credits. We also offered great values with national brands like StainMaster® carpet and Valspar® paint, and with our private brands like allen + roth® home décor and Kobalt® tools that offer exceptional style and function at a great price. Additionally, we provided strong credit offers and affordable delivery and installation options. Further, we completed the roll-out of our District Commercial Account Specialist (DCAS) and Project Specialist Exteriors (PSE) programs to more effectively reach customers at their job site or home. Finally, while we further tempered our store expansion, we invested in new capabilities that will help us generate more sales in our existing stores.

Looking forward, we expect customers will increase their spending as the cycle of declining home values ends and as they become more confident in the employment outlook. But we can't rely solely on the strengthening economy. Strong employment growth and the bottom in home values are not expected until later in 2011. We believe we can grow market share by focusing on the opportunity we have with existing customers – in other words, garnering a greater share of wallet. Our research tells us customers are spending cautiously, stretching out projects or buying only a few items instead of many, but they are still highly engaged in home improvement. To win their business, we have to give them a sense of control, recognizing their personal needs and their desire

FINANCIAL HIGHLIGHTS

IN MILLIONS, EXCEPT PER SHARE DATA

	CHANGE OVER 2009	FISCAL 2010	FISCAL 2009
Net Sales	3.4%	$48,815	$47,220
Gross Margin	28 bps[1]	35.14%	34.86%
Pre-Tax Earnings	14.2%	$ 3,228	$ 2,825
Diluted Earnings Per Share	17.4%	$ 1.42	$ 1.21
Cash Dividends Per Share	18.3%	$ 0.42	$ 0.36

[1] Basis Points

for simplicity and value. Our commitment is to deliver better customer experiences by pulling together the best combination of possibilities, support and value for customers.

In 2010, we took the first steps in our journey to transform Lowe's from a home improvement retailer to a home improvement company. What's the difference? To my mind, a successful home improvement *retailer* stocks shelves with the inventory customers want and provides great service. A home improvement *company* stretches beyond the confines of brick and mortar stores to provide inspiration, products and support to customers whenever and wherever they choose, often still in their local store – or perhaps through our contact center, on the Web, or with a Lowe's representative in their home or at their job site. As you can see, being a home improvement company quickly expands the possibilities available to customers, and I invite you to further consider those possibilities with us in this report. Some possibilities are already in place while others are still under development, but they all are part of a coordinated effort to provide better experiences to the more than 15 million customers who visit our stores weekly, or experience Lowe's from their homes or wherever else they choose.



Larry D. Stone
President and Chief Operating Officer

CONGRATULATIONS

Larry Stone, President and COO, will retire this year on his 42nd anniversary with Lowe's. Larry has served in virtually every leadership position in store operations, merchandising and store environment during his career. Through dedication and professionalism, he has made many important and lasting contributions to Lowe's and is admired throughout our industry. It is an understatement to say he will be missed, and we wish him the best as he begins the next chapter in his life.

We've made some important first steps, but we know we still have a long journey to fully realize our promise to provide better experiences to customers. I am very appreciative of our more than 234,000 employees for their resilience throughout the recession and the sluggish start to the recovery. I am certain they will continue to display teamwork, creativity and flexibility as we implement new systems and processes that will transform Lowe's from a great home improvement retailer to an even better home improvement company.

Thank you for your interest in Lowe's and for considering the possibilities with us.

Sincerely,



Robert A. Niblock
Chairman of the Board and Chief Executive Officer

Our customers never stop finding ways to make their homes even better. Lowe's shares that same passion to constantly look for ways to make the home improvement experience an even better one for our customers – to always CONSIDER THE POSSIBILITIES.





IT'S POSSIBLE TO...

DESIGN A ROOM WITHOUT EVER LEAVING IT

Each person's home has an identity – one that is as unique as its owner. At Lowe's, we are dedicated to helping bring customers' home improvement ideas to life.

Utilizing *Lowe's Creative Ideas*™ magazine and website, customers are able to view ideas and tips that will make their project unique. Then they can easily purchase the products that appeal to them by referring to the product number listed for each item. With nearly three million readers, *Lowe's Creative Ideas* magazine is a trusted source for the latest styles and trends.

On Lowes.com, customers can use inspirational tools that will help them discover possibilities for their homes. Product selection is easy online, as customers can compare similar products and then complete their purchases without ever leaving their homes. With over 140,000 items available online, customers can be confident they will find everything required for their projects. They can also choose to have their items delivered – or scheduled for pick up at the store of their choice in as little as 20 minutes, guaranteed.

IT'S POSSIBLE TO...

HAVE A SHOWROOM EXPERIENCE WITH BIG BOX VALUE




BUTTERFLY GARDEN 2

Fashion Plumbing

Customers can experience the interactive feel of a designer showroom while taking advantage of Lowe's low prices.

Nursery

Customers can find inspiration for a simple weekend project that will beautify their yard.

Paint

With a broad spectrum of paint colors to choose from, and with the availability of our advanced color matching system, customers can find a color that matches any inspirational item. By selecting Valspar® HI-DEF™ paint, customers can ensure exceptional color accuracy, ultimate hide, and superior fade resistance.

Seasonal Living

Customers can view and experience the complete patio set in the store, giving them confidence in its look, feel and durability.


Service Desk
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valspar
Brands You Can Trust






Flooring
Customer Service Desk

Cabinets & Countertops

When shopping for cabinets and countertops, customers can explore different colors and materials to create a unique look and feel. Customers can interact with coordinating vignettes to see how these products would look in their own homes.

Flooring

Whether they are looking for carpet, ceramic, hardwoods or laminates, customers can experience hundreds of alternative textures and colors, many available for immediate purchase or on a quick-ship basis. We also offer installation at a great price.


CUSTOMER FOCUSED
Brent



IT'S POSSIBLE TO...

TACKLE A COMPLEX EXTERIOR PROJECT WITH A SIMPLE SOLUTION

We make it simple and easy to improve the outside of customers' homes. Our knowledgeable employees have the tools and skills necessary to help customers plan for and complete a wide range of exterior projects for their homes, including windows, doors, roofs, gutters, siding, decks and fences.

Many customers want the convenience to shop, obtain expert advice, make selections and purchase from the comfort of their homes – that's where our more than 1,300 Project Specialist Exteriors (PSE) come in. PSEs visit customers' homes and explore possibilities with them by discussing ideas and sharing product samples. They also explain the installation process and, if the customer is ready, provide a quote and complete the transaction within the same visit.

Afterwards, Lowe's follows up to schedule the installation and keeps the customer up to date on the progress of the installation, making a potentially overwhelming project a simple experience for the customer.


Interior
SEMI-GLOSS FINISH

IT'S POSSIBLE TO...

SUPPORT A HOMEOWNER WITH A COMMUNITY OF EXPERTISE

We know that our customers' time is precious. This is why we continue to identify more ways to assist them both inside and outside the store. In 2010, our store employees began using a business community portal that puts them in touch with fellow employees throughout our chain. Through this portal they are able to communicate with one another and offer solutions to the questions they encounter every day.


ECODROP
wall fix

In early 2011, we launched a tool for all product categories on Lowes.com that gives customers the ability to ask product-specific questions and receive answers from a variety of sources, including the Lowes.com community, Lowe's employees or product vendors.

With these systems, our employees can provide more in-depth advice in the store or wherever the customer needs, allowing customers to more easily complete their home improvement projects.

We know that customers expect simplicity and want the shopping experience to be as seamless as possible. This is why we are focused on providing the support customers want in the format that is most convenient for them.


Vinyl Windows
Ventanas de vinilo
CUSTOMER FOCUSED
LARRY
LOWE'S

"To further our success we must continue to operate with RETAIL EXCELLENCE, offer a SEAMLESS customer experience and make the process SIMPLE for customers and our employees."

Larry D. Stone
President and Chief Operating Officer

EXECUTING ON OUR PROMISE


LOWE'S

RETAIL EXCELLENCE

We continue to deliver the great values that customers have come to expect while maintaining our reputation for offering innovative products and always striving to create a superior shopping experience.

To deliver an even better experience at a value, we continually look for opportunities within our corporate office, field support and stores to work more efficiently. For example, we refine our product categories based on the role each plays in our overall merchandising portfolio. This allows us to allocate resources, like inventory and marketing dollars, to optimize the portfolio. We have identified four roles that we will focus on in the coming years: destination, core, project completer and opportunistic.

In addition to defining the role of the categories, we continue to focus on our "go local" strategy. "Go local" means that we adapt our assortments, pricing and advertising to each market we serve, while always adhering to the fundamentals of customer service and store environment that make Lowe's unique. We made two important changes to our pricing strategy in 2010. First, we increased the number of patch areas, or competitive pricing zones, from under 90 to more than 210. This allowed us to price more competitively in each market. In addition, we implemented Base Price Optimization, which determines the best price, by item and patch area, to optimize positive price perception and total basket profitability.

In 2011, we will further implement Integrated Planning and Execution (IP&E). IP&E will complement the judgment and creativity of our merchants, helping them realize the objectives of category management and our "go local" strategy. In simple terms, these tools and processes will help us to get the right product to the right place at the right time – even more efficiently and effectively than we do today. We will use IP&E to more specifically determine what



Lowes.com/Mobile Site

We are excited about our updated Lowes.com platform and the mobile site we launched in December 2010. Our Lowes.com platform has improved search capabilities, new navigation and expanded marketing reach. With our mobile site, we have built a foundation that will allow customers to start or continue their multichannel shopping experiences on mobile devices, regardless of location.

retail excellence



GOING LOCAL AND OPTIMIZING OPERATIONS DRIVE PERFORMANCE

products and quantities to offer in each store based on market requirements, demographics, customer shopping preferences and local store employee knowledge. We expect to begin realizing the benefits of IP&E's clustering and assorting capabilities as we perform line reviews and product resets in 2011. Further benefits will be realized when we tie together assortment planning, store layout and planograms, as well as our financial models and logistics systems, to even more efficiently supply the right products and inventory to meet customer demand.

Further, during the economic downturn we have effectively managed payroll while maintaining the service levels customers expect in our stores. To further improve our staffing efficiency we are implementing a new staffing software tool, which provides detailed scheduling forecasts based on each store's customer traffic patterns, incorporates each store's penetration of specialty business into that forecast and provides managers with improved visibility to daily staffing needs by department.

Finally, we also continue to refine our supply chain. Over the past six years, on a comparable-volume basis, we have increased our trailer utilization and have reduced over-the-road miles by over 550 million. Over that same period, these efficiencies have reduced our fuel consumption by over 100 million gallons and our carbon emissions by over one million tons.

SEAMLESS

We must provide customers the ability to shop Lowe's wherever and whenever they choose, creating a seamless customer experience. Customers are shopping at Lowe's, whether that includes a single store, multiple stores, Lowes.com, over the phone or with an in-home sales specialist.

Lowes.com is important as an independent sales channel and also because a large portion of our sales are influenced online. Customers can now find over 350 how-to videos to start them on their next project or help them complete one they have already started. We offer the full continuum of products on Lowes.com, from opening price points to premium quality products. We have over 140,000 items online, and each week we are adding over 1,000 items. Further, customers shopping Lowes.com can have the item shipped

seamless & simple



FLEXIBLE OPTIONS ENHANCE THE CUSTOMER EXPERIENCE

to them or they can purchase it online and pick it up at the store of their choice within 20 minutes – guaranteed.

But a truly seamless experience requires more than systems. Particularly for large and complex projects, customers often want to meet with an expert who can walk them through the project requirements and coordinate key steps. The Project Specialist Exteriors (PSE) model allows the PSE to discuss the project, take the measurements and complete the transaction in the same visit, and all in the customer's home. There are now over 1,300 PSEs in the market.

Finally, a seamless experience also involves a fulfillment model that results in a better customer experience and lower cost of product delivery. Today, if customers are shopping in one store and want to ship from another, the order has to be called into the other store. In the future, we will capture customers' orders in the Lowe's stores where they are shopping. Then we will automatically transmit the orders to the stores or warehouses for shipping in the most efficient and cost-effective manner. This approach will be facilitated by our highly developed distribution system, which not only provides us with the lowest landed cost, but also gives us ready capacity and capabilities for flexible fulfillment. Customers will only know that they were able to easily purchase the product they wanted from the location or method they chose and have it efficiently delivered where they needed it – that's seamless.

SIMPLE

Our focus is also on simplifying customers' experiences when planning projects and buying products. We want to make the process simpler for our employees, too. So, we have embarked on an initiative called Services Platform, which will replace legacy systems with package applications that are more efficient to maintain and offer best-in-class functionality. For instance, we are implementing a customer relationship management solution, a knowledge management tool, a discrete order management system and an improved contact center voice system. We believe that these tools will help us better manage customers' projects from lead generation through job completion, which will lead to improved customer satisfaction.

Our repair services program for major appliances is another way we are simplifying customers'


20x20x1

District Commercial Account Specialist

Our District Commercial Account Specialist (DCAS) serves the role of account representative, cultivating existing relationships as well as building new relationships with commercial customers. DCASs leverage stores within their districts to ensure we can meet customer needs for products and resources. We now have 135 DCAS positions in markets where we have our best opportunities for additional commercial business.

experiences. With a goal to increase our share position in major appliances, we surveyed customers and found that after-sales service was important to them. Therefore, we now own the repair experience, including taking the phone call, diagnosing the problem and facilitating the resolution. One of the most important benefits of this program is improving customer satisfaction by managing the experience. We tested this model in more than 100 stores for over a year and found that it positively affected customer satisfaction and resulted in incremental repeat visits to make purchases across the store. In addition, we expect to realize cost savings through lower appliance return rates and identification of quality concerns that we can work with our vendors to resolve.

We will also provide a personalized approach to project management and information sharing through the early 2011 foundational release of MyLowe's, a Web portal that allows customers to manage their home and their relationship with Lowe's. MyLowe's will provide ways to more dynamically share project information between customers and our employees, and will allow customers to directly access their transaction history and extended protection plan information. Additionally, they will be able to subscribe to have certain maintenance products shipped directly to their homes at selected intervals.

We have reached another point in our lifecycle where we must adapt to maintain our growth in the home improvement business. Our entire organization is focused on making the promise of a better, more seamless customer experience a reality. We are executing this strategy today, and we have the plans in place to better execute in the future.

Store Expansion Strategy
Our focus is on underpenetrated urban markets where we can identify favorable site costs, reasonable municipal requirements and attractive return on our investment.


ALBERTA – 2
ONTARIO – 22
WA 37
OR 13
ID 8
MT 5
ND 3
WY 1
SD 3
MN 13
WI 9
MI 48
NV 17
CA 109
UT 16
CO 28
NE 5
IA 11
IL 41
IN 44
OH 83
PA 79
NY 66
ME 13
VT – 2
NH – 16
MA – 28
RI – 6
CT – 16
NJ – 40
DE – 10
MD – 29
KS 11
MO 45
KY 42
WV 18
VA 68
AZ 32
NM 13
OK 29
AR 20
TN 60
NC 111
SC 48
TX 141
MS 24
AL 39
GA 64
LA 32
FL 118
AK – 6
HI – 3
NUEVO LEON – 2
LOWE'S STORES
as of 1/28/2011
U.S. – 1,723
CANADA – 24
MEXICO – 2
TOTAL – 1,749


Received SEC
APR 1 1 2011
Washington, DC 20549

LOWE'S COMPANIES, INC. 2010 FINANCIAL REVIEW

18 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

27 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

28 REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

30 CONSOLIDATED STATEMENTS OF EARNINGS

31 CONSOLIDATED BALANCE SHEETS

32 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

33 CONSOLIDATED STATEMENTS OF CASH FLOWS

34 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

47 SELECTED FINANCIAL DATA

48 STOCK PERFORMANCE

49 QUARTERLY REVIEW OF PERFORMANCE

50 10-YEAR FINANCIAL HISTORY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended January 28, 2011 (our fiscal years 2010, 2009 and 2008). Each of the fiscal years presented contains 52 weeks of operating results. Unless otherwise noted, all references herein for the years 2010, 2009 and 2008 represent the fiscal years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively. We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report that have been prepared in accordance with accounting principles generally accepted in the United States of America. This discussion and analysis is presented in seven sections:

- Executive Overview
- Operations
- Lowe's Business Outlook
- Financial Condition, Liquidity and Capital Resources
- Off-Balance Sheet Arrangements
- Contractual Obligations and Commercial Commitments
- Critical Accounting Policies and Estimates

EXECUTIVE OVERVIEW

External Factors Impacting Our Business

During 2010, the economy showed signs of recovery, but the home improvement industry continued to be challenged by high unemployment, declining home values, tighter consumer credit, modest growth in personal disposable income, and low housing turnover. Since 2008, households in the U.S. have been borrowing less and saving more as they have struggled to cope with the effects of the worst national recession in decades. Household spending increased modestly in 2010 over the prior year, but consumers continued to rationalize the scope of their housing projects, focusing on mini projects and small enhancements versus major renovations. We saw evidence of this constrained growth, as our comparable store sales increased by 1.3% versus the prior year, which was our first comparable store sales increase for the year since 2005.

Although quantitative measures of consumer sentiment and confidence are up from their low points during the depths of the recession, they remain below their historical means. According to our fourth quarter consumer survey, fewer homeowners feel the economy will get worse before it gets better. However, the number of homeowners who indicated they feel the recession is not over remains high, and approximately 45% of those homeowners told us that they do not anticipate changing their spending plans in 2011. Consumers are increasingly concerned about inflation as the prices of raw materials, oil and foreign manufacturing wages continue to increase.

Despite the economic uncertainty, we are prepared to operate effectively in this slow growth environment. We are committed to growing market share 1% – 2% faster than the overall home improvement market by adapting to changes in customer expectations and through increased penetration of our existing customer base. By providing customers with alternative methods to engage with us and through enhancements in product assortments and pricing, our plan is to deliver customers a better experience and better solutions to meet their needs to drive profitable sales. Although at a slower pace, we also continue to see growth opportunities through future store expansion in under-penetrated urban markets in the U.S. and in western Canada. In addition, we have implemented changes that set the foundation for longer-term improvements in efficiency and cost control.

Business Strategies

Driving profitable sales

In our research, customers have said they expect more from a home improvement company and want home improvement companies to be more relevant to their lifestyles. They desire a simplified approach to home improvement and expect us to provide them with products and services that meet their desire for ease, intuitiveness and convenience all in one solution. By engaging customers whenever, wherever and however they wish to engage, our goal is to increase profitable sales by doing a better job of closing every transaction. This means meeting our customers' expectations in our stores through better customer service, at the customer's home or job site through the Project Specialist Exterior (PSE) or District Commercial Account Specialist (DCAS) programs, and online through a more personalized Lowes.com experience.

During 2010, we experienced positive results from the addition of the PSE and DCAS programs, which are designed to better meet the needs of our customers by simplifying the process and allowing them to complete transactions where it is most convenient. Initially launched in 2009, the PSE program helped to increase our 2010 comparable store installed sales by over 10%. Likewise, the DCAS program also helped to drive our Commercial Business Customer comparable store sales above the company average for the year.

Customer service continues to be a primary focus for driving profitable sales and market share gains. In an effort to enhance the customer experience and drive greater ticket profitability we are focused on increasing customer-facing hours in our stores. Late in 2010, we announced plans to implement weekend teams to the existing store structure to put more sales employees on the floor during peak days. These weekend teams are in addition to our normal seasonal hires and are an addition to our base staffing model. To further enhance the customer experience, we also revamped our store employee training to focus on consultative skills, which will help them to identify the customers' needs in order to help them find the right solutions.

As our business evolves, we continue to look for opportunities to leverage emerging technologies and online trends to build stronger relationships with consumers. At the end of 2010, we introduced the mobile version of Lowes.com to give customers the ability to continue their shopping experience regardless of their location. During the first month of the launch we experienced over one million visits to the site. Scheduled for the first half of 2011, we will also launch our first mobile application as well as MyLowe's, an innovative online tool that aims to simplify the home improvement process by helping customers manage their homes and home improvement projects more effectively. By providing customers with cross-channel access to new content, online communities, project planning and product subscriptions, we expect to increase our involvement in their home improvement experiences, which will lead to increased sales.

To further meet our customers' desire for a simplified and seamless experience, we launched our repair services program in the second half of 2010 to provide after-sale service on major appliances. By having greater control over this service, we expect more positive customer experiences, which will help drive incremental repeat business and additional purchases across the store. We also expect to realize cost savings through lower appliance return rates and identification of quality concerns that we can work with our vendors to resolve.

Improving efficiency and controlling costs

During 2010, we implemented additional programs in our operations, supply chain and customer support centers to increase operational efficiency and control costs. Late in 2010, we modified a portion of our mid-level store management structure from a tiered structure into a single-level Assistant Store Manager position. On average, this change resulted in a reduction of one management position per store. Although the primary purpose of this change was to make our store management structure more effective by fully empowering our Assistant Store Managers to drive the business, the net savings from these changes will also largely offset the cost of 2011 wage increases.

To further drive operational efficiency and profitable sales, we are focused on providing the right products in the right markets at the right price. During 2010, we implemented two important changes to our pricing strategy. First, we increased our number of competitive pricing zones, from under 90 to more than 210, allowing us to price products more competitively in each market. Second, we implemented Base Price Optimization, which determines the best price, by item and competitive pricing zone, to improve price perception and profitability. These initiatives helped to drive margin increases of approximately 25 basis points for the third and fourth fiscal quarters of 2010 as compared to the same quarters in 2009.

In 2011, we will also begin implementing Integrated Planning and Execution (IP&E), which will help us more specifically determine what products and quantities to offer in each store based on market demographics, customer requirements, customer shopping preferences and local store employee knowledge. We expect this initiative to enable us to better align with customer demand while managing our inventory levels.

Over the past six years, we have also refined our supply chain, which resulted in increased trailer utilization, an elimination of over 550 million road miles on a comparable volume basis and a high number of mode conversions from truckload to intermodal routings. These combined changes resulted in savings of over 100 million gallons of diesel fuel and overall savings of approximately $490 million over the six-year period.

To better leverage our existing resources and capabilities at our customer support centers, during 2010 we significantly reduced the use of third-party information technology (IT) service technicians to make onsite repairs in our stores by leveraging existing IT support teams to manage the process. By shipping replacement parts to stores and repairing returned defective units in our technology service center we expect ongoing savings of approximately $14 million per year.

We are focused on making the promise of a better, simpler customer experience a reality. We know there are opportunities to grow our business through deeper customer relationships. We will continue to focus on driving profitable sales, market share growth and controlling costs while recommitting to our vision to deliver customer-valued solutions that make Lowe's the first choice in home improvement.

OPERATIONS

The following tables set forth the percentage relationship to net sales of each line item of the consolidated statements of earnings, as well as the percentage change in dollar amounts from the prior year. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements.

	2010	2009	Basis Point Increase/ (Decrease) in Percentage of Net Sales from Prior Year 2010 vs. 2009	Percentage Increase/ (Decrease) in Dollar Amounts from Prior Year 2010 vs. 2009
Net sales	100.00%	100.00%	N/A	3.4%
Gross margin	35.14	34.86	28	4.2
Expenses:				
Selling, general and administrative	24.60	24.85	(25)	2.3
Depreciation	3.25	3.42	(17)	(1.7)
Interest – net	0.68	0.61	7	15.7
Total expenses	28.53	28.88	(35)	2.1
Pre-tax earnings	6.61	5.98	63	14.2
Income tax provision	2.49	2.20	29	16.9
Net earnings	4.12%	3.78%	34	12.7%
EBIT margin [1]	7.29%	6.59%	70	14.4%

	2009	2008	Basis Point Increase/ (Decrease) in Percentage of Net Sales from Prior Year 2009 vs. 2008	Percentage Increase/ (Decrease) in Dollar Amounts from Prior Year 2009 vs. 2008
Net sales	100.00%	100.00%	N/A	(2.1)%
Gross margin	34.86	34.21	65	(0.2)
Expenses:				
Selling, general and administrative	24.85	23.17	168	5.0
Depreciation	3.42	3.19	23	4.9
Interest – net	0.61	0.58	3	2.4
Total expenses	28.88	26.94	194	4.9
Pre-tax earnings	5.98	7.27	(129)	(19.4)
Income tax provision	2.20	2.72	(52)	(20.5)
Net earnings	3.78%	4.55%	(77)	(18.8)%
EBIT margin [1]	6.59%	7.85%	(126)	(17.8)%

Other Metrics	2010	2009	2008
Comparable store sales increase (decrease)[2]	1.3%	(6.7)%	(7.2)%
Total customer transactions (in millions)	786	766	740
Average ticket[3]	$62.07	$61.66	$65.15
At end of year:			
Number of stores	1,749	1,710	1,649
Sales floor square feet (in millions)	197	193	187
Average store size selling square feet (in thousands)[4]	113	113	113
Return on average assets[5]	5.8%	5.3%	6.8%
Return on average shareholders' equity[6]	10.7%	9.5%	12.7%

[1] *EBIT margin, also referred to as operating margin, is defined as earnings before interest and taxes as a percentage of sales.*

[2] *A comparable store is defined as a store that has been open longer than 13 months. A store that is identified for relocation is no longer considered comparable one month prior to its relocation. The relocated store must then remain open longer than 13 months to be considered comparable.*

[3] *Average ticket is defined as net sales divided by the total number of customer transactions.*

[4] *Average store size selling square feet is defined as sales floor square feet divided by the number of stores open at the end of the period.*

[5] *Return on average assets is defined as net earnings divided by average total assets for the last five quarters.*

[6] *Return on average shareholders' equity is defined as net earnings divided by average shareholders' equity for the last five quarters.*

Fiscal 2010 Compared to Fiscal 2009

Net sales

Net sales increased 3.4% to $48.8 billion in 2010. Comparable store sales increased 1.3% in 2010 compared to a decline of 6.7% in 2009. We experienced comparable store sales increases over 2009 for each quarter and saw evidence of economic stabilization, as comparable store sales performance was more balanced across geographic markets in 2010. Comparable store customer transactions increased 0.9%, and comparable store average ticket increased 0.5% versus 2009, as larger project sales remained slow for the year.

Overall, while growth in household spending moderately accelerated late in the year, it remained constrained by high unemployment, modest income growth, lower housing wealth and tight credit. As a result, customers continued to focus on non-discretionary and smaller discretionary projects during 2010. This focus was reflected by strength in categories that support smaller projects such as tools and lawn & landscape products, both of which outperformed the company average. Meanwhile, categories that are more discretionary in nature such as fashion plumbing, cabinets & countertops and home fashion were negatively impacted by the remaining market uncertainty and performed below the company average.

We seized opportunities during the year to drive additional sales by quickly executing programs that helped customers benefit from government incentives. The Cash for Appliances rebate program, as well as our continued focus on market-specific assortments to ensure that we have the right products in the right markets, helped drive comparable store sales increases above the company average for our appliances category. In addition, our PSE program, along with focused Special Order Sales promotions, helped customers take advantage of the higher tax credits for energy-efficient improvements that expired at the end of the year. The PSE program also helped us to increase our 2010 comparable store installed sales over 10%, with the greatest growth occurring in millwork, lumber and building materials.

Comparable store sales for our seasonal living category also outperformed the company average for 2010. The increase was driven by improved sell-through of grills and grill accessories, patio furniture and holiday assortments, as well as increased sales of room air conditioners as a result of prolonged extreme heat across the U.S. in the middle of the year.

Gross margin

Gross margin of 35.14% for 2010 represented a 28 basis point increase over 2009. The increase was driven by improvements in margin rates, primarily in seasonal living, lumber and hardware which resulted in 38 basis points of improvement. The rate increase is primarily attributable to better sell-through of seasonal inventory this year relative to 2009, our increased number of competitive pricing zones, and our Base Price Optimization strategy. The rate improvement was partially offset by a 17 basis point unfavorable impact from the mix of products sold across categories, driven by increased sales in appliances.

SG&A

The decrease in SG&A as a percentage of sales from 2009 to 2010 was primarily driven by leverage of 23 basis points in bonus expense, due to lower attainment levels relative to plan. Impairment and discontinued project expense leveraged 13 basis points due to lower charges associated with existing stores as well as fewer construction projects discontinued in the current year. We also experienced nine basis points of leverage associated with our proprietary credit programs due to decreased program costs for the year. This was partially offset by de-leverage in store payroll due to the impact of the new Facilities Service Associate (FSA) position and wage growth, fleet expense due to increased deliveries related to free delivery promotions and increased average fuel costs, and bank card expense due to increased bank card transaction volume and higher transaction fees.

Depreciation

Depreciation expense decreased slightly for 2010 compared to 2009 due to a lower asset base resulting from decreased capital spending and assets becoming fully depreciated in 2010. Property, less accumulated depreciation, decreased to $22.1 billion at January 28, 2011 compared to $22.5 billion at January 29, 2010. At January 28, 2011 and January 29, 2010, we owned 89% and 88% of our stores, respectively, which included stores on leased land.

Interest

Net interest expense is comprised of the following:

(In millions)	2010	2009
Interest expense, net of amount capitalized	$340	$300
Amortization of original issue discount and loan costs	4	4
Interest income	(12)	(17)
Interest – net	$332	$287

Net interest expense increased primarily as a result of the issuance of $2.0 billion of notes during 2010 and the comparison to the impact of tax settlements that favorably impacted our tax-related interest accruals in 2009, offset by the repayment of $500 million of notes during the year.

Income tax provision

Our effective income tax rate was 37.7% in 2010 versus 36.9% in 2009. The lower effective tax rate in 2009 was primarily due to certain prior year favorable state tax settlements, which decreased the effective tax rate by approximately 70 basis points.

Fiscal 2009 Compared to Fiscal 2008

Net sales

Reflective of the continued challenging sales environment, net sales decreased 2.1% to $47.2 billion in 2009. Comparable store sales declined 6.7% in 2009 compared to a decline of 7.2% in 2008. Total customer transactions increased 3.4% compared to 2008, driven by our store expansion program. However, average ticket decreased 5.4% to $61.66, primarily as a result of fewer project sales. Comparable store customer transactions declined 1.0%, and comparable store average ticket declined 5.7% compared to 2008.

Customers continued to focus on routine maintenance and repairs instead of larger discretionary projects during fiscal 2009. We experienced solid sales performance in paint and nursery as a result of the continued willingness of homeowners to take on smaller do-it-yourself projects to maintain their homes and improve their outdoor space. The paint category had positive comparable store sales performance for each quarter during 2009. Appliances also performed better than our average comparable store sales change, driven by attractive value and customers' willingness to invest in products that increase energy efficiency. However, certain of our other categories, including home fashion, cabinets & countertops and millwork, which are more discretionary in nature, experienced double-digit declines in comparable store sales for the year. We also experienced continued weakness in other categories, including rough electrical, lumber and outdoor power equipment, which also experienced double-digit declines in comparable store sales driven by comparisons to hurricane-related spending in 2008.

Due to consumers' continued hesitancy to take on larger discretionary projects, we experienced higher than average declines within all specialty sales categories during 2009. Special Order Sales had a 15.8% decline in comparable store sales, due to weakness in cabinets & countertops, home fashion, lighting and millwork. Comparable store Installed Sales declined 11.4% for 2009. However, both Special Order Sales and Installed Sales experienced sequential improvement in the third quarter of 2009, and positive comparable store sales in the fourth quarter of 2009, as the economic pressures lessened. Sales to Commercial Business Customers declined 9.1% in 2009, driven by continued project delays within the remodel and repair businesses.

From a geographic market perspective, we experienced continued pressure from the declining housing market, with the most pronounced declines in the Mid-Atlantic and Florida markets for the year. Many areas were impacted by several years of housing pressure as well as the financial markets. However, we saw evidence of broad-based stabilization, as we experienced sequential improvement in comparable store sales for all 50 states from the third to the fourth quarter, and 26 states had positive comparable results in the fourth quarter. For 2009, the northeast and north-central markets performed above the Company average, and for the fourth quarter of 2009 these areas delivered positive comparable store sales results. As a result, we experienced a comparable store sales decline of 1.6% for the fourth quarter, compared to a decline of 6.7% for the year.

Gross margin

For 2009, gross margin of 34.86% represented a 65 basis point increase from 2008. Margin rate improvement contributed approximately 52 basis points of this increase, primarily driven by a moderating promotional environment and decreased seasonal markdowns. The seasonal living category experienced strong margin increases compared to the prior year driven by reduced markdowns as a result of rationalizing purchase levels earlier in the year. The flooring and lighting product categories also experienced strong improvement compared to the prior year driven by the more rational promotional environment and our decision to not repeat certain prior year promotions. In addition, margin was positively impacted by lower inventory shrink, which provided 12 basis points of leverage.

SG&A

The increase in SG&A as a percentage of sales from 2008 to 2009 was primarily driven by de-leverage of 61 basis points in store payroll. As sales per store declined, an increased number of stores met the base staffing hours threshold, which increased the proportion of fixed-to-total payroll. We also experienced de-leverage of approximately 40 basis points in bonus expense attributable to higher achievement against performance targets in 2009. As a result of 2009 performance and continued expansion rationalization, we experienced 20 basis points of de-leverage associated with the write-off of new store projects that we are no longer pursuing and long-lived asset impairment charges. Employee insurance costs also de-leveraged 18 basis points as a result of rising health care expenses, higher enrollment and higher administrative costs. In 2009, credit programs de-leveraged 16 basis points due to increases in aged losses and bankruptcies as a result of higher unemployment and credit market tightening. Additionally, we experienced de-leverage of approximately 16 basis points in fixed expenses such as property taxes, utilities and rent during 2009 as a result of sales declines. These changes were offset slightly by leverage of 11 basis points related to store opening costs associated with the opening of fewer stores in 2009 than in 2008.

Depreciation

Depreciation de-leveraged 23 basis points as a percentage of sales in 2009. This de-leverage was driven by the comparable store sales declines and the addition of 62 new stores in 2009. Property, less accumulated depreciation, decreased to $22.5 billion at January 29, 2010, compared to $22.7 billion at January 30, 2009. At January 29, 2010, and January 30, 2009, we owned 88% of our stores, which included stores on leased land.

Interest

Net interest expense is comprised of the following:

(In millions)	2009	2008
Interest expense, net of amount capitalized	$300	$314
Amortization of original issue discount and loan costs	4	6
Interest income	(17)	(40)
Interest – net	$287	$280

Net interest expense increased primarily as a result of lower interest income due to lower interest rates and lower capitalized interest associated with fewer stores under construction, partially offset by lower interest associated with favorable tax settlements during 2009.

Income tax provision

Our effective income tax rate was 36.9% in 2009 versus 37.4% in 2008. The decrease in the effective tax rate was primarily due to favorable state tax settlements.

LOWE'S BUSINESS OUTLOOK

As of February 23, 2011, the date of our fourth quarter 2010 earnings release, we expected total sales in 2011 to increase approximately 5%, which includes the 53rd week. The 53rd week was expected to increase total sales by approximately 1.6%. We expected comparable store sales to increase 1% to 2% in 2011. We expected to open 25 to 30 stores during 2011, resulting in total square footage growth of approximately 1.5%. Earnings before interest and taxes as a percentage of sales (operating margin) was expected to increase approximately 30 basis points. In addition, depreciation expense was expected to be approximately $1.48 billion. Diluted earnings per share of $1.60 to $1.72 were expected for the fiscal year ending February 3, 2012. Our guidance assumed approximately $2.4 billion in share repurchases during 2011 spread evenly across the four quarters.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash flows from operating activities continued to provide the primary source of our liquidity. The decrease in net cash provided by operating activities for 2010 versus 2009 was driven by changes in working capital, primarily related to accounts payable and income tax payments. The increase in net cash used in investing activities for 2010 versus 2009 was driven by increased purchases of investments, partially offset by a decline in property acquired due to a reduction in our store expansion program. The decrease in net cash used in financing activities for 2010 versus 2009 was attributable to an increase in cash from the issuances of long-term debt in 2010 and lower debt repayments, offset by share repurchases.

Sources of Liquidity

In addition to our cash flows from operations, liquidity is provided by our short-term borrowing facilities and through the issuance of long-term debt. We have a $1.75 billion senior credit facility that expires in June 2012. The senior credit facility supports our commercial paper program. The senior credit facility has a $500 million letter of credit sublimit. Letters of credit issued pursuant to the senior credit facility reduce the amount available for borrowing under the senior credit facility. Borrowings made are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio, as defined by the senior credit facility. We were in compliance with those covenants at January 28, 2011. Seventeen banking institutions are participating in the senior credit facility. There were no outstanding borrowings or letters of credit under the senior credit facility and no outstanding borrowings under the commercial paper program at January 28, 2011 or during 2010.

We also have a Canadian dollar (C$) denominated credit facility in the amount of C$50 million that provides revolving credit support for our Canadian operations. This uncommitted credit facility provides us with the ability to make unsecured borrowings, which are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility. As of January 28, 2011, there were no borrowings outstanding under this credit facility.

We expect to continue to have access to the capital markets on both short- and long-term bases when needed for liquidity purposes by issuing commercial paper or new long-term debt. The availability and the borrowing costs of these funds could be adversely affected, however, by a downgrade of our debt ratings or a deterioration of certain financial ratios. The table below reflects our debt ratings by Standard & Poor's (S&P) and Moody's as of March 28, 2011, which we are disclosing to enhance understanding of our sources of liquidity and the effect of our ratings on our cost of funds. Although we currently do not expect a downgrade in our debt ratings, our commercial paper and senior debt ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Debt Ratings	S&P	Moody's
Commercial Paper	A1	P1
Senior Debt	A	A1
Outlook	Stable	Stable

We believe that net cash provided by operating and financing activities will be adequate for our expansion plans and our other operating requirements over the next 12 months. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in our debt rating or a decrease in our stock price. In addition, we do not have a significant amount of cash held in foreign affiliates.

Cash Requirements

Capital expenditures

Our fiscal 2011 capital budget is approximately $1.8 billion, inclusive of approximately $100 million of lease commitments, resulting in a planned net cash outflow of $1.7 billion. Approximately 45% of the planned net cash outflow is for store expansion. Our expansion plans for 2011 consist of 25 to 30 new stores and are expected to increase sales floor square footage by approximately 1.5%. All of the 2011 projects are expected to be owned, which includes approximately 20% of the stores on leased land. In addition, approximately 30% of the planned net cash outflow is for investment in our existing stores. Other planned capital expenditures include investing in our distribution and corporate infrastructure, including enhancements in information technology.

During 2009, we entered into a joint venture agreement with Australian retailer Woolworths Limited, to develop a chain of home improvement stores in Australia. We expect to contribute approximately $400 million over four years to the joint venture, of which we are a one-third owner. As of January 28, 2011, we had contributed approximately $140 million. The joint venture expects to open its first stores in 2011.

Debt and capital

In April 2010, we issued $1.0 billion of unsecured notes in two tranches: $500 million of 4.625% notes maturing in April 2020 and $500 million of 5.8% notes maturing in April 2040. Net proceeds from the 4.625% and 5.8% notes, excluding issuance costs, were $497 million and $495 million, respectively. During the second quarter of 2010, we used a portion of the net proceeds from these notes to repay our $500 million 8.25% notes due June 1, 2010. In November 2010, we issued $1.0 billion of unsecured notes, in two tranches: $475 million of 2.125% notes maturing in April 2016 and $525 million of 3.75% notes maturing in April 2021. Net proceeds from the 2.125% and 3.75% notes, excluding issuance costs, were $473 million and $522 million, respectively. Interest on the 2010 notes is payable semiannually in arrears in April and October of each year until maturity. Net proceeds were available for general corporate purposes, including capital expenditures and working capital needs, and to fund repurchases of our common stock.

Dividends declared during fiscal 2010 totaled $588 million. In the fourth quarter of 2009 the dividend payment dates were shifted such that dividends are paid in the subsequent quarter to their declaration. Dividends declared in the fourth quarter of 2010 were paid in fiscal 2011 and totaled $148 million.

We have a share repurchase program that is executed through purchases made from time to time in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. As of January 28, 2011, we had a remaining repurchase authorization of $2.4 billion with no expiration date. We expect to utilize the remaining authorization by the end of fiscal 2011.

The ratio of debt to equity plus debt was 26.6% and 21.0% as of January 28, 2011, and January 29, 2010, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

Other than in connection with executing operating leases, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our significant contractual obligations and commercial commitments:

January 28, 2011	Payments Due by Period				
Contractual Obligations (In millions)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt (principal and interest amounts, excluding discount)	$11,517	$ 332	$1,190	$1,115	$ 8,880
Capitalized lease obligations[1]	626	68	138	118	302
Operating leases[1]	6,008	418	826	791	3,973
Purchase obligations[2]	633	386	236	10	1
Total contractual obligations	$18,784	$1,204	$2,390	$2,034	$13,156

	Amount of Commitment Expiration by Period				
Commercial Commitments (In millions)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Letters of credit[3]	$ 19	$ 18	$1	$–	$–

[1] Amounts do not include taxes, common area maintenance, insurance or contingent rent because these amounts have historically been insignificant.

[2] Represents commitments related to certain marketing and information technology programs and purchases of merchandise inventory.

[3] Letters of credit are issued primarily for real estate and construction contracts.

At January 28, 2011, our reserve for uncertain tax positions (including penalties and interest), net of amounts held on deposit by taxing authorities, was $123 million, of which $80 million was classified as a current liability and $43 million was classified as a non-current liability. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of the effective settlement of tax positions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements and notes to consolidated financial statements presented in this annual report requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe that the following accounting policies affect the most significant estimates and management judgments used in preparing the consolidated financial statements.

Merchandise Inventory

Description

We record an obsolete inventory reserve for the anticipated loss associated with selling inventories below cost. This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience. During 2010, our reserve decreased approximately $10 million to $39 million as of January 28, 2011.

We also record an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrinkage results from previous physical inventories. During 2010, the inventory shrinkage reserve decreased approximately $11 million to $127 million as of January 28, 2011.

In addition, we receive funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or promotions of vendors' products, which generally do not represent the reimbursement of specific, incremental and identifiable costs that we incurred to sell the vendor's product. We treat these funds as a reduction in the cost of inventory as the amounts are accrued, and recognize these funds as a reduction of cost of sales when the inventory is sold.

Judgments and uncertainties involved in the estimate

We do not believe that our merchandise inventories are subject to significant risk of obsolescence in the near term, and we have the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns or a deterioration in product quality could result in the need for additional reserves. Likewise, changes in the estimated shrink reserve may be necessary, based on the timing and results of physical inventories. We also apply judgment in the determination of levels of non-productive inventory and assumptions about net realizable value.

For vendor funds, we develop accrual rates based on the provisions of the agreements in place. Due to the complexity and diversity of the individual vendor agreements, we perform analyses and review historical purchase trends and volumes throughout the year, adjust accrual rates as appropriate and confirm actual amounts with select vendors to ensure the amounts earned are appropriately recorded. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Effect if actual results differ from assumptions

We have not made any material changes in the methodology used to establish our inventory valuation or the related reserves for obsolete inventory or inventory shrinkage during the past three fiscal years. We believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves. However, it is possible that actual results could differ from recorded reserves. A 10% change in the amount of products considered obsolete and therefore included in the calculation of our obsolete inventory reserve would have affected net earnings by approximately $2 million for 2010. A 10% change in the estimated shrinkage rate included in the calculation of our inventory shrinkage reserve would have affected net earnings by approximately $8 million for 2010.

We have not made any material changes in the methodology used to recognize vendor funds during the past three fiscal years. If actual results are not consistent with the assumptions and estimates used, we could be exposed to additional adjustments that could positively or negatively impact gross margin and inventory. However, substantially all receivables associated with these activities do not require subjective long-term estimates because they are collected within the following fiscal year. Adjustments to gross margin and inventory in the following fiscal year have historically not been material.

Long-Lived Asset Impairment – Operating Stores

Description

At January 28, 2011, $19.0 billion of our long-lived assets were associated with stores currently in operation. We review the carrying amounts of operating stores whenever certain events or changes in circumstances indicate that the carrying amounts may not be recoverable. When evaluating operating stores for impairment, our asset group is at an individual store level, as that is the lowest level for which cash flows are identifiable. Cash flows for individual operating stores do not include an allocation of corporate overhead.

We evaluate operating stores for triggering events relating to long-lived asset impairment on a quarterly basis to determine when store assets may not be recoverable. Our primary indicator that operating store assets may not be recoverable is consistently negative cash flow for a 12-month period for those stores that have been open in the same location for a sufficient period of time to allow for meaningful analysis of ongoing operating results. Management also monitors other factors when evaluating operating stores for impairment, including individual stores' execution of their operating plans and local market conditions, including incursion, which is the opening of either other Lowe's stores or direct competitors' stores within the same market.

For operating stores, a potential impairment has occurred if projected future undiscounted cash flows expected to result from the use and eventual disposition of the store assets are less than the carrying amount of the assets. When determining the stream of projected future cash flows associated with an individual operating store, management makes assumptions, incorporating local market conditions, about key store variables including sales growth rates, gross margin and controllable expenses, such as store payroll and occupancy expense.

An impairment loss is recognized when the carrying amount of the operating store is not recoverable and exceeds its fair value. We generally use an income approach to determine the fair value of our individual operating stores, which requires discounting projected future cash flows. This involves making assumptions regarding both a store's future cash flows, as described above, and an appropriate discount rate to determine the present value of those future cash flows. We discount our cash flow estimates at a rate commensurate with the risk that selected market participants would assign to the cash flows. The selected market participants represent a group of other retailers with a store footprint similar in size to ours.

During 2010, 15 stores experienced a triggering event and were evaluated for recoverability. Four of these stores were determined to be impaired. We recorded operating store impairment losses of $36 million during 2010 compared to $53 million during 2009.

Judgments and uncertainties involved in the estimate

Our impairment loss calculations require us to apply judgment in estimating expected future cash flows, including estimated sales, margin and controllable expenses, and assumptions about market performance. We also apply judgment in estimating asset fair values, including the selection of an appropriate discount rate.

Effect if actual results differ from assumptions

We have not made any material changes in the methodology used to estimate the future cash flows of operating stores during the past three fiscal years. If the actual results of our operating stores are not consistent with the assumptions and judgments we have made in estimating future cash flows and determining asset fair values, our actual impairment losses could vary positively or negatively from our estimated impairment losses.

Eleven of the stores that experienced a triggering event during 2010 were determined to be recoverable and therefore were not impaired. For ten of these stores the expected undiscounted cash flows substantially exceeded the net book value of the store assets. For these ten stores, a 10% reduction in projected sales used to estimate future cash flows at the latest date that the operating stores were evaluated for impairment would have resulted in the impairment of certain of these stores and increased recognized impairment losses by $39 million.

One of the stores with a net book value of $21 million had expected undiscounted cash flows that exceeded the net book value of its assets by less than a substantial amount. A 10% reduction in projected sales used to estimate future cash flows at the date this store was evaluated for impairment would have increased recognized impairment losses by $15 million.

We analyzed other assumptions made in estimating the future cash flows of the operating stores evaluated for impairment, but the sensitivity of those assumptions was not significant to the estimates.

Self-Insurance

Description

We are self-insured for certain losses relating to workers' compensation; automobile; property; general and product liability; extended protection plan; and certain medical and dental claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. During 2010, our self-insurance liability increased approximately $43 million to $835 million as of January 28, 2011.

Judgments and uncertainties involved in the estimate

These estimates are subject to changes in the regulatory environment; utilized discount rate; projected exposures including payroll, sales and vehicle units; as well as the frequency, lag and severity of claims.

Effect if actual results differ from assumptions

We have not made any material changes in the methodology used to establish our self-insurance liability during the past three fiscal years. Although we believe that we have the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities. A 10% change in our self-insurance liability would have affected net earnings by approximately $52 million for 2010. A 100 basis point change in our discount rate would have affected net earnings by approximately $17 million for 2010.

Revenue Recognition

Description

See Note 1 to the consolidated financial statements for a discussion of our revenue recognition policies. The following accounting estimates relating to revenue recognition require management to make assumptions and apply judgment regarding the effects of future events that cannot be determined with certainty.

We sell separately-priced extended protection plan contracts under a Lowe's-branded program for which the Company is ultimately self-insured. The Company recognizes revenues from extended protection plan sales on a straight-line basis over the respective contract term. Extended protection plan contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer's warranty, as applicable. The Company consistently groups and evaluates extended protection plan contracts based on the characteristics of the underlying products and the coverage provided in order to monitor for expected losses. A loss on the overall contract would be recognized if the expected costs of performing services under the contracts exceeded the amount of unamortized acquisition costs and related deferred revenue associated with the contracts. Deferred revenues associated with the extended protection plan contracts increased $82 million to $631 million as of January 28, 2011.

We defer revenue and cost of sales associated with transactions for which customers have not yet taken possession of merchandise or for which installation has not yet been completed. Revenue is deferred based on the actual amounts received. We use historical gross margin rates to estimate the adjustment to cost of sales for these transactions. During 2010, deferred revenues associated with these transactions increased $17 million to $371 million as of January 28, 2011.

Judgments and uncertainties involved in the estimate

For extended protection plans, there is judgment inherent in our evaluation of expected losses as a result of our methodology for grouping and evaluating extended protection plan contracts and from the actuarial determination of the estimated cost of the contracts. There is also judgment inherent in our determination of the recognition pattern of costs of performing services under these contracts.

For the deferral of revenue and cost of sales associated with transactions for which customers have not yet taken possession of merchandise or for which installation has not yet been completed, there is judgment inherent in our estimates of gross margin rates.

Effect if actual results differ from assumptions

We have not made any material changes in the methodology used to recognize revenue on our extended protection plan contracts during the past three fiscal years. We currently do not anticipate incurring any overall contract losses on our extended protection plan contracts. Although we believe that we have the ability to adequately monitor and estimate expected losses under the extended protection plan contracts, it is possible that actual results could differ from our estimates. In addition, if future evidence indicates that the costs of performing services under these contracts are incurred on other than a straight-line basis, the timing of revenue recognition under these contracts could change. A 10% change in the amount of revenue recognized in 2010 under these contracts would have affected net earnings by approximately $11 million.

We have not made any material changes in the methodology used to reverse net sales and cost of sales related to amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed. We believe we have sufficient current and historical knowledge to record reasonable estimates related to the impact to cost of sales for these transactions. However, if actual results are not consistent with our estimates or assumptions, we may incur additional income or expense. A 10% change in the estimate of the gross margin rates applied to these transactions would have affected net earnings by approximately $6 million in 2010.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in our operations, we are exposed to certain market risks, including changes in interest rates, commodity prices and foreign currency exchange rates.

Interest Rate Risk

Fluctuations in interest rates do not have a material impact on our financial condition and results of operations because our long-term debt is carried at amortized cost and primarily consists of fixed-rate instruments. Therefore, providing quantitative information about interest rate risk is not meaningful for financial instruments.

Commodity Price Risk

We purchase certain commodity products that are subject to price volatility caused by factors beyond our control. We believe that the price volatility of these products is mitigated by our selling prices and through fixed-price supply agreements with vendors. The selling prices of these commodity products are influenced, in part, by the market price we pay, which is determined by industry supply and demand.

Foreign Currency Exchange Rate Risk

Although we have international operating entities, our exposure to foreign currency exchange rate fluctuations is not material to our financial condition and results of operations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We speak throughout this Annual Report to Lowe's Shareholders in forward-looking statements about our future, particularly in the "Letter to Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The words "believe," "expect," "will," "should," and other similar expressions are intended to identify those forward-looking statements. While we believe our expectations are reasonable, they are not guarantees of future performance. Our actual results could differ substantially from our expectations because, for example:

- Our sales are dependent upon the health and stability of the general economy, which is still recovering slowly from a prolonged period of recession that was made worse by a severe accompanying financial/credit crisis. Sustained high rates of unemployment, the psychological effect of falling home prices, consumer deleveraging and reduced access to credit, through mortgage financing and otherwise, and reduced consumer confidence are continuing to constrain consumer spending, particularly on many of the discretionary, bigger-ticket products we sell.
- Sales in many of our product categories are driven by the activity level of home improvement projects. Adverse changes in economic factors specific to the home improvement industry may negatively affect the rate of growth of our total sales and comparable store sales.
- Our sales, particularly of seasonal merchandise, may be impacted by unseasonable weather.
- Changes in existing or new laws and regulations that affect employment/labor, trade, product safety, transportation/logistics, energy costs, health care, tax or environmental issues could have an adverse impact, directly or indirectly, on our financial condition and results of operations.
- Our business is highly competitive, and our many competitors could take sales and market share from us if we fail to effectively execute our merchandising, marketing and distribution strategies.
- The success of our strategic business initiatives designed to increase our sales and capture a greater percentage of our customers' expenditures on home improvement projects is dependent in varying degrees on the timely delivery and functionality of information technology systems to support them.
- We may not be able to realize the full benefits of some of our strategic business initiatives if our employees or third-party installers and repair technicians are unable to accept and embrace changes in our business model.
- The failure to effectively manage our relationships with suppliers of brand name products that are popular with our customers could negatively impact our business plan and financial results.
- Expanding internationally presents unique challenges that will require us to continue to adapt our store operations, merchandising and distribution functions and to work effectively with our joint venture partner in Australia.
- The failure to properly maintain our critical information systems or a serious disruption of those systems could negatively impact our financial performance. Performance issues with new customer-facing technology systems could negatively affect our strategic business initiatives that are dependent on those systems.
- Our sales are impacted by our ability to secure and retain a highly qualified and adaptable workforce with expanded skill sets who can work effectively and collaboratively in an increasingly culturally diverse environment which is an important element of our future growth strategy.
- The failure of a key vendor or service provider that we cannot quickly replace could disrupt our operations and negatively impact our business.
- The ability to continue our everyday, low pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of products at competitive prices and our ability to effectively manage our inventory. If the domestic or international supply chain for our products is disrupted, our sales and gross margin would be adversely impacted.
- Product and service quality issues could negatively affect customer confidence in Lowe's and the Company's brand image and, in some instances, also result in product recalls and potential product liability and product warranty claims.

For more information about these and other risks and uncertainties that we are exposed to, you should read the "Risk Factors" included in our Annual Report on Form 10-K to the United States Securities and Exchange Commission. All forward-looking statements in this Annual Report to Lowe's shareholders speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section and in the "Risk Factors" included in our Annual Report on Form 10-K. We do not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Lowe's Companies, Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (Internal Control) as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our Internal Control was designed to provide reasonable assurance to our management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial reporting and financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness may vary over time.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our Internal Control as of January 28, 2011. In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our management's assessment, we have concluded that, as of January 28, 2011, our Internal Control is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements contained in this report, was engaged to audit our Internal Control. Their report appears on page 29.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 28, 2011 and January 29, 2010, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 28, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 28, 2011 and January 29, 2010, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 28, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 28, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Charlotte, North Carolina
March 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the internal control over financial reporting of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 28, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended January 28, 2011 of the Company and our report dated March 28, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Charlotte, North Carolina
March 28, 2011

LOWE'S COMPANIES, INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(In millions, except per share and percentage data) Fiscal years ended on	January 28, 2011	% Sales	January 29, 2010	% Sales	January 30, 2009	% Sales
Net sales	$48,815	100.00%	$47,220	100.00%	$48,230	100.00%
Cost of sales	31,663	64.86	30,757	65.14	31,729	65.79
Gross margin	17,152	35.14	16,463	34.86	16,501	34.21
Expenses:						
Selling, general and administrative	12,006	24.60	11,737	24.85	11,176	23.17
Depreciation	1,586	3.25	1,614	3.42	1,539	3.19
Interest – net	332	0.68	287	0.61	280	0.58
Total expenses	13,924	28.53	13,638	28.88	12,995	26.94
Pre-tax earnings	3,228	6.61	2,825	5.98	3,506	7.27
Income tax provision	1,218	2.49	1,042	2.20	1,311	2.72
Net earnings	$ 2,010	4.12%	$ 1,783	3.78%	$ 2,195	4.55%
Basic earnings per common share	$ 1.42		$ 1.21		$ 1.50	
Diluted earnings per common share	$ 1.42		$ 1.21		$ 1.49	
Cash dividends per share	$ 0.420		$ 0.355		$ 0.335	

See accompanying notes to consolidated financial statements.

LOWE'S COMPANIES, INC.
CONSOLIDATED BALANCE SHEETS

(In millions, except par value and percentage data)	January 28, 2011	% Total	January 29, 2010	% Total
Assets				
Current assets:				
Cash and cash equivalents	$ 652	1.9%	$ 632	1.9%
Short–term investments	471	1.4	425	1.3
Merchandise inventory – net	8,321	24.7	8,249	25.0
Deferred income taxes – net	193	0.6	208	0.6
Other current assets	330	1.0	218	0.7
Total current assets	9,967	29.6	9,732	29.5
Property, less accumulated depreciation	22,089	65.5	22,499	68.2
Long-term investments	1,008	3.0	277	0.8
Other assets	635	1.9	497	1.5
Total assets	$33,699	100.0%	$33,005	100.0%
Liabilities and Shareholders' Equity				
Current liabilities:				
Current maturities of long-term debt	$ 36	0.1%	$ 552	1.7%
Accounts payable	4,351	12.9	4,287	13.0
Accrued compensation and employee benefits	667	2.0	577	1.7
Deferred revenue	707	2.1	683	2.1
Other current liabilities	1,358	4.0	1,256	3.8
Total current liabilities	7,119	21.1	7,355	22.3
Long-term debt, excluding current maturities	6,537	19.4	4,528	13.7
Deferred income taxes – net	467	1.4	598	1.8
Deferred revenue – extended protection plans	631	1.9	549	1.7
Other liabilities	833	2.5	906	2.7
Total liabilities	15,587	46.3	13,936	42.2
Commitments and contingencies				
Shareholders' equity:				
Preferred stock – $5 par value, none issued	–	–	–	–
Common stock – $.50 par value;				
Shares issued and outstanding				
January 28, 2011 1,354				
January 29, 2010 1,459	677	2.0	729	2.2
Capital in excess of par value	11	–	6	–
Retained earnings	17,371	51.5	18,307	55.5
Accumulated other comprehensive income	53	0.2	27	0.1
Total shareholders' equity	18,112	53.7	19,069	57.8
Total liabilities and shareholders' equity	$33,699	100.0%	$33,005	100.0%

See accompanying notes to consolidated financial statements.

LOWE'S COMPANIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance February 1, 2008	1,458	$729	$ 16	$15,345	$ 8	$16,098
Comprehensive income:						
Net earnings				2,195		
Foreign currency translation					(13)	
Net unrealized investment losses					(1)	
Total comprehensive income						2,181
Tax effect of non-qualified stock options exercised and restricted stock vested			5			5
Cash dividends declared				(491)		(491)
Share-based payment expense			95			95
Repurchase of common stock	–	–	(8)			(8)
Conversion of debt to common stock	–	–	1			1
Issuance of common stock under share-based payment plans	12	6	168			174
Balance January 30, 2009	1,470	$735	$ 277	$17,049	$ (6)	$18,055
Comprehensive income:						
Net earnings				1,783		
Foreign currency translation					32	
Net unrealized investment gains					1	
Total comprehensive income						1,816
Tax effect of non-qualified stock options exercised and restricted stock vested			(6)			(6)
Cash dividends declared				(522)		(522)
Share-based payment expense			102			102
Repurchase of common stock	(22)	(11)	(490)	(3)		(504)
Issuance of common stock under share-based payment plans	11	5	123			128
Balance January 29, 2010	1,459	$729	$ 6	$18,307	$ 27	$19,069
Comprehensive income:						
Net earnings				2,010		
Foreign currency translation					28	
Net unrealized investment losses					(2)	
Total comprehensive income						2,036
Tax effect of non-qualified stock options exercised and restricted stock vested			(6)			(6)
Cash dividends declared				(588)		(588)
Share-based payment expense			115			115
Repurchase of common stock	(113)	(56)	(204)	(2,358)		(2,618)
Issuance of common stock under share-based payment plans	8	4	100			104
Balance January 28, 2011	1,354	$677	$ 11	$17,371	$ 53	$18,112

See accompanying notes to consolidated financial statements.

LOWE'S COMPANIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions) Fiscal years ended on	January 28, 2011	January 29, 2010	January 30, 2009
Cash flows from operating activities:			
Net earnings	$ 2,010	$ 1,783	$ 2,195
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,684	1,733	1,667
Deferred income taxes	(133)	(123)	69
Loss on property and other assets – net	103	193	89
Loss on redemption of long-term debt	–	–	8
Share-based payment expense	115	102	95
Changes in operating assets and liabilities:			
Merchandise inventory – net	(64)	(28)	(611)
Other operating assets	(142)	7	31
Accounts payable	60	175	402
Other operating liabilities	219	212	177
Net cash provided by operating activities	3,852	4,054	4,122
Cash flows from investing activities:			
Purchases of investments	(2,605)	(1,827)	(1,358)
Proceeds from sale/maturity of investments	1,822	1,784	1,425
Increase in other long-term assets	(97)	(62)	(56)
Property acquired	(1,329)	(1,799)	(3,266)
Proceeds from sale of property and other long-term assets	25	18	29
Net cash used in investing activities	(2,184)	(1,886)	(3,226)
Cash flows from financing activities:			
Net decrease in short-term borrowings	–	(1,007)	(57)
Net proceeds from issuance of long-term debt	1,985	10	15
Repayment of long-term debt	(552)	(37)	(573)
Proceeds from issuance of common stock under share-based payment plans	104	128	174
Cash dividend payments	(571)	(391)	(491)
Repurchase of common stock	(2,618)	(504)	(8)
Excess tax benefits of share-based payments	1	–	1
Net cash used in financing activities	(1,651)	(1,801)	(939)
Effect of exchange rate changes on cash	3	20	7
Net increase (decrease) in cash and cash equivalents	20	387	(36)
Cash and cash equivalents, beginning of year	632	245	281
Cash and cash equivalents, end of year	**$ 652**	**$ 632**	**$ 245**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 28, 2011, JANUARY 29, 2010 AND JANUARY 30, 2009

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lowe's Companies, Inc. and subsidiaries (the Company) is the world's second-largest home improvement retailer and operated 1,749 stores in the United States, Canada and Mexico at January 28, 2011. Below are those accounting policies considered by the Company to be significant.

Fiscal Year – The Company's fiscal year ends on the Friday nearest the end of January. Each of the fiscal years presented contained 52 weeks. All references herein for the years 2010, 2009 and 2008 represent the fiscal years ended January 28, 2011, January 29, 2010, and January 30, 2009, respectively.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled operating subsidiaries. All intercompany accounts and transactions have been eliminated.

Foreign Currency – The functional currencies of the Company's international subsidiaries are the local currencies of the countries in which the subsidiaries are located. Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the consolidated balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions, which are included in selling, general and administrative (SG&A) expense, have not been significant.

Use of Estimates – The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased. Cash and cash equivalents are carried at amortized cost on the consolidated balance sheets. The majority of payments due from financial institutions for the settlement of credit card and debit card transactions process within two business days and are, therefore, classified as cash and cash equivalents.

Investments – As of January 28, 2011, investments consisted primarily of municipal obligations, floating rate municipal obligations, money market funds and mutual funds. The Company classifies as investments restricted balances pledged as collateral for the Company's extended protection plan program and for a portion of the Company's casualty insurance and Installed Sales program liabilities. Investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. The Company's trading securities are also classified as short-term investments. All other investments are classified as long-term.

The Company maintains investment securities in conjunction with certain employee benefit plans that are classified as trading securities. These securities are carried at fair value with unrealized gains and losses included in SG&A expense. All other investment securities are classified as available-for-sale and are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss) in shareholders' equity.

Merchandise Inventory – Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale, including distribution center costs, and is net of vendor funds.

The Company records an inventory reserve for the anticipated loss associated with selling inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in the estimated shrink reserve may be necessary based on the timing and results of physical inventories.

The Company receives funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or promotions of vendors' products, which generally do not represent the reimbursement of specific, incremental and identifiable costs incurred by the Company to sell the vendor's product. These funds are treated as a reduction in the cost of inventory as the amounts are accrued, and are recognized as a reduction of cost of sales when the inventory is sold. The Company develops accrual rates for vendor funds based on the provisions of the agreements in place. Due to the complexity and diversity of the individual vendor agreements, the Company performs analyses and reviews historical trends throughout the year and confirms actual amounts with select vendors to ensure the amounts earned are appropriately recorded. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Derivative Financial Instruments – The Company occasionally utilizes derivative financial instruments to manage certain business risks. However, the amounts were not material to the Company's consolidated financial statements in any of the years presented. The Company does not use derivative financial instruments for trading purposes.

Credit Programs – The majority of the Company's accounts receivable arises from sales of goods and services to Commercial Business Customers. The Company has an agreement with GE Money Bank (GE) under which GE purchases at face value commercial business accounts receivable originated by the Company and services these accounts. This agreement expires in December 2016, unless terminated sooner by the parties. The Company accounts for these transfers as sales of the accounts receivable. When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE's ongoing servicing of the receivables sold. Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows, taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE's servicing costs and the discount rate commensurate with the uncertainty involved. Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

Total commercial business accounts receivable sold to GE were $1.7 billion in 2010, $1.6 billion in 2009 and $1.7 billion in 2008. The Company recognized losses of $31 million in both 2010 and 2009, and $38 million in 2008 on these receivable sales as SG&A expense, which primarily relates to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly. At January 28, 2011 and January 29, 2010, the fair value of the retained interests was determined based on the present value of expected future cash flows and was insignificant.

Sales generated through the Company's proprietary credit cards are not reflected in receivables. Under an agreement with GE, credit is extended directly to customers by GE. All credit program-related services are performed and controlled directly by GE. The Company has the option, but no obligation, to purchase the receivables at the end of the agreement in December 2016. Tender costs, including amounts associated with accepting the Company's proprietary credit cards, are recorded in SG&A expense in the consolidated statements of earnings.

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company's proprietary credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $5.8 billion at January 28, 2011, and $6.5 billion at January 29, 2010.

Property and Depreciation – Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits and have useful lives which exceed one year. The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company, including interest in the case of self-constructed assets. Upon disposal, the cost of properties and related accumulated depreciation is removed from the accounts, with gains and losses reflected in SG&A expense on the consolidated statements of earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are depreciated using the straight-line method. Leasehold improvements and assets under capital lease are depreciated over the shorter of their estimated useful lives or the term of the related lease, which may include one or more option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if leasehold improvements are placed in service significantly after the inception of the lease, the Company depreciates these leasehold improvements over the shorter of the useful life of the leasehold assets or a term that includes lease renewal periods deemed to be reasonably assured at the time the leasehold improvements are placed into service. The amortization of these assets is included in depreciation expense on the consolidated financial statements.

Long-Lived Asset Impairment/Exit Activities – The carrying amounts of long-lived assets are reviewed whenever certain events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Long-lived assets held-for-use includes operating stores as well as excess properties, such as relocated stores, closed stores and other properties that do not meet the held-for-sale criteria. A potential impairment has occurred for long-lived assets held-for-use if projected future undiscounted cash flows expected to result from the use and eventual disposition of the assets are less than the carrying amounts of the assets. An impairment loss is recorded for long-lived assets held-for-use when the carrying amount of the asset is not recoverable and exceeds its fair value.

Excess properties that are expected to be sold within the next 12 months and meet the other relevant held-for-sale criteria are classified as long-lived assets held-for-sale. An impairment loss is recorded for long-lived assets held-for-sale when the carrying amount of the asset exceeds its fair value less cost to sell. A long-lived asset is not depreciated while it is classified as held-for-sale.

For long-lived assets to be abandoned, the Company considers the asset to be disposed of when it ceases to be used. Until it ceases to be used, the Company continues to classify the asset as held-for-use and tests for potential impairment accordingly. If the Company commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, its depreciable life is re-evaluated.

Impairment losses are included in SG&A expense. The Company recorded long-lived asset impairment losses of $71 million during 2010, including $36 million for operating stores, $26 million for excess properties classified as held-for-use and $9 million, including costs to sell, for excess properties classified as held-for-sale. The Company recorded long-lived asset impairment losses of $114 million during 2009, including $53 million for operating stores, $40 million for excess properties classified as held-for-use and $21 million, including costs to sell, for excess properties classified as held-for-sale. The Company recorded long-lived asset impairment losses of $21 million during 2008, including $16 million for operating stores and $5 million for excess properties classified as held-for-use.

The net carrying amount of excess properties that do not meet the held-for-sale criteria is included in other assets (non-current) on the consolidated balance sheets and totaled $239 million and $205 million at January 28, 2011 and January 29, 2010, respectively.

When locations under operating leases are closed, a liability is recognized for the fair value of future contractual obligations, including future minimum lease payments, property taxes, utilities and common area maintenance, net of estimated sublease income. Amounts accrued were not material for any of the periods presented.

Leases – For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date that the Company takes possession of or controls the physical use of the property. Deferred rent is included in other liabilities (non-current) on the consolidated balance sheets.

Accounts Payable – The Company has an agreement with a third party to provide an accounts payable tracking system which facilitates participating suppliers' ability to finance payment obligations from the Company with designated third-party financial institutions. Participating suppliers may, at their sole discretion, make offers to finance one or more payment obligations of the Company prior to their scheduled due dates at a discounted price to participating financial institutions. The Company's goal in entering into this arrangement is to capture overall supply chain savings, in the form of pricing, payment terms or vendor funding, created by facilitating suppliers' ability to finance payment obligations at more favorable discount rates, while providing them with greater working capital flexibility.

The Company's obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers' decisions to finance amounts under this arrangement. However, the Company's right to offset balances due from suppliers against payment obligations is restricted by this arrangement for those payment obligations that have been financed by suppliers. As of January 28, 2011 and January 29, 2010, $645 million and $602 million, respectively, of the Company's outstanding payment obligations had been placed on the accounts payable tracking system, and participating suppliers had financed $476 million and $253 million, respectively, of those payment obligations to participating financial institutions.

Other Current Liabilities – Other current liabilities on the consolidated balance sheets consist of:

(In millions)	January 28, 2011	January 29, 2010
Self-insurance liabilities	$ 311	$ 300
Accrued dividends	148	131
Accrued interest	115	102
Accrued property taxes	113	103
Sales tax liabilities	112	131
Other	559	489
Total	$1,358	$1,256

Self-Insurance – The Company is self-insured for certain losses relating to workers' compensation, automobile, property, and general and product liability claims. The Company has stop-loss coverage to limit the exposure arising from these claims. The Company is also self-insured for certain losses relating to extended protection plan and medical and dental claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

The Company provides surety bonds issued by insurance companies to secure payment of workers' compensation liabilities as required in certain states where the Company is self-insured. Outstanding surety bonds relating to self-insurance totaled $235 million at January 28, 2011.

Income Taxes – The Company establishes deferred income tax assets and liabilities for temporary differences between the tax and financial accounting bases of assets and liabilities. The tax effects of such differences are reflected in the consolidated balance sheets at the enacted tax rates expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not that all or a portion of the asset will not be realized. The tax balances and income tax expense recognized by the Company are based on management's interpretation of the tax statutes of multiple jurisdictions.

The Company establishes a liability for tax positions for which there is uncertainty as to whether or not the position will be ultimately sustained. The Company includes interest related to tax issues as part of net interest on the consolidated financial statements. The Company records any applicable penalties related to tax issues within the income tax provision.

Revenue Recognition – The Company recognizes revenues, net of sales tax, when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenues from product installation services are recognized when the installation is completed. Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $371 million and $354 million at January 28, 2011, and January 29, 2010, respectively.

Revenues from stored-value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed. The liability associated with outstanding stored-value cards was $336 million and $329 million at January 28, 2011, and January 29, 2010, respectively, and these amounts are included in deferred revenue on the consolidated balance sheets. The Company recognizes income from unredeemed stored-value cards at the point at which redemption becomes remote. The Company's stored-value cards have no expiration date or dormancy fees. Therefore, to determine when redemption is remote, the Company analyzes an aging of the unredeemed cards based on the date of last stored-value card use.

Extended Protection Plans – The Company sells separately-priced extended protection plan contracts under a Lowe's-branded program for which the Company is ultimately self-insured. The Company recognizes revenue from extended protection plan sales on a straight-line basis over the respective contract term. Extended protection plan contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer's warranty, as applicable. Changes in deferred revenue for extended protection plan contracts are summarized as follows:

(In millions)	2010	2009
Deferred revenue – extended protection plans, beginning of year	$ 549	$ 479
Additions to deferred revenue	253	220
Deferred revenue recognized	(171)	(150)
Deferred revenue – extended protection plans, end of year	$ 631	$ 549

Incremental direct acquisition costs associated with the sale of extended protection plans are also deferred and recognized as expense on a straight-line basis over the respective contract term. Deferred costs associated with extended protection plan contracts were $166 million and $150 million at January 28, 2011 and January 29, 2010, respectively. The Company's extended protection plan deferred costs are included in other assets (non-current) on the consolidated balance sheets. All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred.

The liability for extended protection plan claims incurred is included in other current liabilities on the consolidated balance sheets. Changes in the liability for extended protection plan claims are summarized as follows:

(In millions)	2010	2009
Liability for extended protection plan claims, beginning of year	$ 23	$ 17
Accrual for claims incurred	80	67
Claim payments	(83)	(61)
Liability for extended protection plan claims, end of year	$ 20	$ 23

Cost of Sales and Selling, General and Administrative Expenses – The following lists the primary costs classified in each major expense category:

Cost of Sales

- Total cost of products sold, including:
  - Purchase costs, net of vendor funds;
  - Freight expenses associated with moving merchandise inventories from vendors to retail stores;
  - Costs associated with operating the Company's distribution network, including payroll and benefit costs and occupancy costs;
- Costs of installation services provided;
- Costs associated with delivery of products directly from vendors to customers by third parties;
- Costs associated with inventory shrinkage and obsolescence.

Selling, General and Administrative

- Payroll and benefit costs for retail and corporate employees;
- Occupancy costs of retail and corporate facilities;
- Advertising;
- Costs associated with delivery of products from stores to customers;
- Third-party, in-store service costs;
- Tender costs, including bank charges, costs associated with credit card interchange fees and amounts associated with accepting the Company's proprietary credit cards;
- Costs associated with self-insured plans, and premium costs for stop-loss coverage and fully insured plans;
- Long-lived asset impairment losses and gains/losses on disposal of assets;
- Other administrative costs, such as supplies, and travel and entertainment.

Advertising – Costs associated with advertising are charged to expense as incurred. Advertising expenses were $790 million, $750 million and $789 million in 2010, 2009 and 2008, respectively.

Shipping and Handling Costs – The Company includes shipping and handling costs relating to the delivery of products directly from vendors to customers by third parties in cost of sales. Shipping and handling costs, which include third-party delivery costs, salaries, and vehicle operations expenses relating to the delivery of products from stores to customers, are classified as SG&A expense. Shipping and handling costs included in SG&A expense were $431 million, $371 million and $378 million in 2010, 2009 and 2008, respectively.

Store Opening Costs – Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to expense as incurred.

Comprehensive Income – The Company reports comprehensive income on its consolidated statements of shareholders' equity. Comprehensive income represents changes in shareholders' equity from non-owner sources and is comprised primarily of net earnings plus or minus unrealized gains or losses on available-for-sale securities, as well as foreign currency translation adjustments. Net unrealized gains, net of tax, on available-for-sale securities classified in accumulated other comprehensive income on the consolidated balance sheets were insignificant at January 28, 2011 and $2 million at January 29, 2010. Foreign currency translation gains, net of tax, classified in accumulated other comprehensive income were $53 million and $25 million at January 28, 2011 and January 29, 2010, respectively. The reclassification adjustments for gains/losses included in net earnings were not significant for any of the periods presented.

Segment Information – The Company's home improvement retail stores represent a single operating segment based on the way the Company manages its business. Operating decisions are made at the Company level in order to maintain a consistent retail store presentation. The Company's home improvement retail stores sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers. The amounts of long-lived assets and net sales outside of the U.S. were not significant for any of the periods presented.

Reclassifications – Certain prior period amounts have been reclassified to conform to current classifications. Store opening costs, which were previously reported as a separate line item on the consolidated statements of earnings, have been combined with SG&A expense. In addition, activity that was previously separately presented for short-term and long-term investments on the consolidated statements of cash flows was combined into single line items for purchases of investments and proceeds from the sale/maturity of investments. Proceeds from the issuance of common stock under the employee stock purchase plan and from stock options exercised, which were previously reported as separate line items on the consolidated statements of cash flows, were also combined into a single line item. In addition, deferred revenue – extended protection plans, which was previously included in other liabilities (noncurrent), is now a separate line item on the consolidated balance sheets.

NOTE 2 FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-level hierarchy, which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the hierarchy are defined as follows:

- Level 1 – inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities
- Level 2 – inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly
- Level 3 – inputs to the valuation techniques that are unobservable for the assets or liabilities

Assets and Liabilities That are Measured at Fair Value on a Recurring Basis

The following tables present the Company's financial assets measured at fair value on a recurring basis as of January 28, 2011 and January 29, 2010, classified by fair value hierarchy:

		Fair Value Measurements at Reporting Date Using		
(In millions)	January 28, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities:				
Municipal obligations	$ 190	$ –	$ 190	$ –
Municipal floating rate obligations	163	–	163	–
Money market funds	66	66	–	–
Other	2	2	–	–
Trading securities:				
Mutual funds	50	50	–	–
Total short-term investments	$ 471	$118	$ 353	$ –
Available-for-sale securities:				
Municipal floating rate obligations	$ 765	$ –	$ 765	$ –
Municipal obligations	208	–	208	–
Other	35	–	35	–
Total long-term investments	$1,008	$ –	$1,008	$ –

		Fair Value Measurements at Reporting Date Using		
(In millions)	January 29, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities:				
Municipal obligations	$296	$ –	$296	$ –
Municipal floating rate obligations	7	–	7	–
Money market funds	68	68	–	–
Other	12	2	10	–
Trading securities:				
Mutual funds	42	42	–	–
Total short-term investments	$425	$112	$313	$ –
Available-for-sale securities:				
Municipal floating rate obligations	$141	$ –	$141	$ –
Municipal obligations	136	–	136	–
Total long-term investments	$277	$ –	$277	$ –

When available, quoted prices are used to determine fair value. When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy. When quoted prices in active markets are not available, fair values are determined using pricing models, and the inputs to those pricing models are based on observable market inputs. The inputs to the pricing models are typically benchmark yields, reported trades, broker-dealer quotes, issuer spreads and benchmark securities, among others.

Assets and Liabilities That are Measured at Fair Value on a Non-recurring Basis

For the years ended January 28, 2011 and January 29, 2010, the Company's only significant assets or liabilities measured at fair value on a non-recurring basis subsequent to their initial recognition were certain assets subject to long-lived asset impairment.

The Company reviews the carrying amounts of long-lived assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The Company estimated the fair values of long-lived assets based on the Company's own judgments about the assumptions that market participants would use in pricing the asset and on observable market data, when available. The Company classified these fair value measurements as Level 3.

In the determination of impairment for operating stores, the Company determined the fair values of individual operating stores using an income approach, which required discounting projected future cash flows. When determining the stream of projected future cash flows associated with an individual operating store, management made assumptions, incorporating local market conditions, about key store variables, including sales growth rates, gross margin and controllable expenses such as store payroll and occupancy expense. In order to calculate the present value of those future cash flows, the Company discounted cash flow estimates at a rate commensurate with the risk that selected market participants would assign to the cash flows. The selected market participants represent a group of other retailers with a store footprint similar in size to the Company's.

In the determination of impairment for excess properties held-for-use and held-for-sale, which consist of retail outparcels and property associated with relocated or closed stores, the fair values were determined using a market approach based on estimated selling prices. The Company determined the estimated selling prices by obtaining information from brokers in the specific markets being evaluated. The information included comparable sales of similar assets and assumptions about demand in the market for these assets.

The following tables present such assets measured at fair value on a non-recurring basis and any resulting realized losses included in earnings. Because long-lived assets are not measured at fair value on a recurring basis, certain carrying amounts and fair value measurements presented in the table may reflect values at earlier measurement dates and may no longer represent the fair values at January 28, 2011 and January 29, 2010.

Fair Value Measurements – Non-Recurring Basis

(In millions)	January 28, 2011 Fair Value Measurements	Previous Carrying Amounts	Impairment Losses
Operating stores:			
Long-lived assets held-for-use	$15	$51	$(36)
Excess properties:			
Long-lived assets held-for-use	$45	$71	$(26)
Long-lived assets held-for-sale	$36	$44	$ (8)

(In millions)	January 29, 2010 Fair Value Measurements	Previous Carrying Amounts	Impairment Losses
Operating stores:			
Long-lived assets held-for-use	$ 6	$ 59	$(53)
Excess properties:			
Long-lived assets held-for-use	$74	$114	$(40)
Long-lived assets held-for-sale	$25	$ 46	$(21)

Fair Value of Financial Instruments

The Company's financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, accrued liabilities and long-term debt and are reflected in the financial statements at cost. With the exception of long-term debt, cost approximates fair value for these items due to their short-term nature. Estimated fair values for long-term debt have been determined using available market information, including reported trades, benchmark yields and broker-dealer quotes.

Carrying amounts and the related estimated fair value of the Company's long-term debt, excluding capitalized lease obligations, are as follows:

	January 28, 2011		January 29, 2010	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt (excluding capitalized lease obligations)	$6,209	$6,715	$4,737	$5,127

NOTE 3 INVESTMENTS

The amortized costs, gross unrealized holding gains and losses, and fair values of the Company's investment securities classified as available-for-sale at January 28, 2011, and January 29, 2010, are as follows:

	January 28, 2011			
Type (In millions)	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
Municipal obligations	$ 189	$ 1	$ –	$ 190
Municipal floating rate obligations	163	–	–	163
Money market funds	66	–	–	66
Other	2	–	–	2
Classified as short-term	420	1	–	421
Municipal floating rate obligations	765	–	–	765
Municipal obligations	209	–	(1)	208
Other	35	–	–	35
Classified as long-term	1,009	–	(1)	1,008
Total	$1,429	$ 1	$(1)	$1,429

	January 29, 2010			
Type (In millions)	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
Municipal obligations	$294	$2	$ –	$296
Municipal floating rate obligations	7	–	–	7
Money market funds	68	–	–	68
Other	12	–	–	12
Classified as short-term	381	2	–	383
Municipal floating rate obligations	141	–	–	141
Municipal obligations	134	2	–	136
Classified as long-term	275	2	–	277
Total	$656	$4	$ –	$660

The proceeds from sales of available-for-sale securities were $814 million, $1.2 billion and $1.0 billion for 2010, 2009 and 2008, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The investments classified as long-term at January 28, 2011, will mature in one to 41 years, based on stated maturity dates.

The Company has elected the fair value option for certain investments maintained in conjunction with certain employee benefit plans. These investments are reported as trading securities, which are included in short-term investments, and were $50 million and $42 million at January 28, 2011 and January 29, 2010, respectively. For the years ended January 28, 2011, January 29, 2010, and January 30, 2009, net unrealized gains for trading securities totaled $6 million, $7 million, and $14 million, respectively. Unrealized gains and losses on trading securities were included in SG&A expense. Cash flows from purchases, sales and maturities of trading securities are included in cash flows from investing activities in the consolidated statements of cash flows based on the nature and purpose for which the securities were acquired.

Short-term and long-term investments include restricted balances pledged as collateral for the Company's extended protection plan program and for a portion of the Company's casualty insurance and Installed Sales program liabilities. Restricted balances included in short-term investments were $102 million at January 28, 2011 and $186 million at January 29, 2010. Restricted balances included in long-term investments were $260 million at January 28, 2011, and $202 million at January 29, 2010.

NOTE 4 PROPERTY AND ACCUMULATED DEPRECIATION

Property is summarized by major class in the following table:

(In millions)	Estimated Depreciable Lives, In Years	January 28, 2011	January 29, 2010
Cost:			
Land	N/A	$ 6,742	$ 6,519
Buildings and building improvements	5-40	16,531	15,887
Equipment	3-15	9,142	8,826
Construction in progress	N/A	930	1,036
Total cost		33,345	32,268
Accumulated depreciation		(11,256)	(9,769)
Property, less accumulated depreciation		$ 22,089	$22,499

Included in net property are assets under capital lease of $567 million, less accumulated depreciation of $353 million, at January 28, 2011, and $519 million, less accumulated depreciation of $333 million, at January 29, 2010.

NOTE 5 SHORT-TERM BORROWINGS AND LINES OF CREDIT

The Company has a $1.75 billion senior credit facility that expires in June 2012. The senior credit facility also supports the Company's commercial paper program. The senior credit facility has a $500 million letter of credit sublimit. Letters of credit issued pursuant to the senior credit facility reduce the amount available for borrowing under the senior credit facility. Borrowings made are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the senior credit facility. The Company was in compliance with those covenants at January 28, 2011. Seventeen banking institutions are participating in the senior credit facility. As of January 28, 2011 and January 29, 2010, there were no outstanding borrowings or letters of credit under the senior credit facility and no outstanding borrowings under the commercial paper program.

The Company also has a Canadian dollar (C$) denominated credit facility in the amount of C$50 million that provides revolving credit support for our Canadian operations. This uncommitted credit facility provides the Company with the ability to make unsecured borrowings which are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility. As of January 28, 2011 and January 29, 2010, there were no outstanding borrowings under the C$ credit facility.

NOTE 6 LONG-TERM DEBT

Debt Category (In millions)	Weighted-Average Interest Rate at January 28, 2011	January 28, 2011	January 29, 2010
Secured debt:[1]			
Mortgage notes due fiscal 2010-2018	6.11%	$ 17	$ 35
Unsecured debt:			
Notes due fiscal 2010-2015	5.31%	1,047	1,546
Notes due fiscal 2016-2020	4.40%	1,767	796
Notes due fiscal 2021-2025	3.87%	537	15
Notes due fiscal 2026-2030	6.76%	812	812
Notes due fiscal 2031-2035	5.50%	493	493
Notes due fiscal 2036-2040[2]	6.16%	1,536	1,040
Capitalized lease obligations due fiscal 2011 to 2035		364	343
Total long-term debt		6,573	5,080
Less current maturities		(36)	(552)
Long-term debt, excluding current maturities		$6,537	$4,528

[1] *Real properties with an aggregate book value of $52 million were pledged as collateral at January 28, 2011, for secured debt.*

[2] *Amount includes $100 million of notes issued in 1997 that may be put at the option of the holder on the 20th anniversary of the issue at par value. None of these notes are currently puttable.*

Debt maturities, exclusive of unamortized original issue discounts and capitalized lease obligations, for the next five years and thereafter are as follows: 2011, $1 million; 2012, $551 million; 2013, $1 million; 2014, $1 million; 2015, $508 million; thereafter, $5.2 billion.

The Company's unsecured notes are issued under indentures that have generally similar terms and therefore have been grouped by maturity date for presentation purposes in the table above. The notes contain certain restrictive covenants, none of which is expected to impact the Company's capital resources or liquidity. The Company was in compliance with all covenants of these agreements at January 28, 2011.

In April 2010, the Company issued $1.0 billion of unsecured notes in two tranches: $500 million of 4.625% notes maturing in April 2020 (the 2020 notes) and $500 million of 5.8% notes maturing in April 2040 (the 2040 notes). The 2020 and 2040 notes were issued at discounts of approximately $3 million and $5 million, respectively. Interest on the notes is payable semiannually in arrears in April and October of each year until maturity.

In November 2010, the Company issued $1.0 billion of unsecured notes in two tranches: $475 million of 2.125% notes maturing in April 2016 (the 2016 notes) and $525 million of 3.75% notes maturing in April 2021 (the 2021 notes). The 2016 and 2021 notes were issued at discounts of approximately $2 million and $3 million, respectively. Interest on these notes is payable semiannually in arrears in April and October of each year until maturity, beginning in April 2011.

The discount associated with these issuances is included in long-term debt and is being amortized over the respective terms of the notes.

The indenture governing the notes issued in 2010 contains a provision that allows the Company to redeem the notes at any time, in whole or in part, at specified redemption prices plus accrued interest to the date of redemption. The indenture also contains a provision that allows the holders of the notes to require the Company to repurchase all or any part of their notes if a change of control triggering event occurs. If elected under the change of control provisions, the repurchase of the notes will occur at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, on such notes to the date of purchase. The indenture governing the notes does not limit the aggregate principal amount of debt securities that the Company may issue, nor is the Company required to maintain financial ratios or specified levels of net worth or liquidity. However, the indenture contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources.

NOTE 7 SHAREHOLDERS' EQUITY

Authorized shares of preferred stock were 5.0 million ($5 par value) at January 28, 2011 and January 29, 2010, none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences, and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

Authorized shares of common stock were 5.6 billion ($.50 par value) at January 28, 2011 and January 29, 2010.

The Company has a share repurchase program that is executed through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. The Company's Board of Directors authorized up to $5.0 billion of share repurchases on January 29, 2010 with no expiration, after the prior authorization expired on that date. As of January 28, 2011 the Company had $2.4 billion of authorization remaining under the share repurchase program.

The Company repurchased 111.7 million shares and 21.9 million shares under the share repurchase program at a total cost of $2.6 billion and $500 million for the years ended January 28, 2011 and January 29, 2010, respectively. A reduction of $2.4 billion and $3 million was recorded to retained earnings, after capital in excess of par value was depleted, for the years ended January 28, 2011 and January 29, 2010, respectively. The Company also repurchased 0.7 million and 0.2 million shares from employees at a total cost of $18 million and $4 million, for the years ended January 28, 2011 and January 29, 2010, respectively, to satisfy either the exercise price of stock options exercised or the statutory withholding tax liability resulting from the vesting of restricted stock awards.

NOTE 8 ACCOUNTING FOR SHARE-BASED PAYMENT

Overview of Share-Based Payment Plans

The Company has equity incentive plans (the Incentive Plans) under which the Company may grant share-based awards to key employees and non-employee directors. The Company also has an employee stock purchase plan (the ESPP) that allows employees to purchase Company shares at a discount through payroll deductions. These plans contain a nondiscretionary anti-dilution provision that is designed to equalize the value of an award as a result of an equity restructuring.

Share-based awards were authorized under the Incentive Plans for grant to key employees and non-employee directors for up to 169.0 million shares of common stock. In addition, up to 45.0 million shares were authorized under the ESPP.

At January 28, 2011, there were 24.0 million shares remaining available for grant under the Incentive Plans and 10.7 million shares available under the ESPP.

The Company recognized share-based payment expense in SG&A expense on the consolidated statements of earnings totaling $115 million, $102 million and $95 million in 2010, 2009 and 2008, respectively. The total associated income tax benefit recognized was $38 million, $27 million and $31 million in 2010, 2009 and 2008, respectively.

Total unrecognized share-based payment expense for all share-based payment plans was $106 million at January 28, 2011, of which $69 million will be recognized in 2011, $34 million in 2012 and $3 million thereafter. This results in these amounts being recognized over a weighted-average period of 1.6 years.

For all share-based payment awards, the expense recognized has been adjusted for estimated forfeitures where the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company's analysis of historical forfeiture data for homogeneous employee groups.

General terms and methods of valuation for the Company's share-based awards are as follows:

Stock Options

Stock options generally have terms of seven years, with one-third of each grant vesting each year for three years, and are assigned an exercise price equal to the closing market price of a share of the Company's common stock on the date of grant. These options are expensed on a straight-line basis over the grant vesting period, which is considered to be the requisite service period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. When determining expected volatility, the Company considers the historical performance of the Company's stock, as well as implied volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant, based on the options' expected term. The expected term of the options is based on the Company's evaluation of option holders' exercise patterns and represents the period of time that options are expected to remain unexercised. The Company uses historical data to estimate the timing and amount of forfeitures. The assumptions used in the Black-Scholes option-pricing model for options granted in 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Assumptions used:			
Expected volatility	37.7%-41.4%	36.4%-38.6%	25.0%-32.2%
Weighted-average expected volatility	39.4%	36.4%	25.1%
Expected dividend yield	0.96%-1.30%	0.82%-0.97%	0.56%-0.74%
Weighted-average dividend yield	1.07%	0.82%	0.56%
Risk-free interest rate	1.22%-2.30%	1.70%-2.08%	2.19%-3.09%
Weighted-average risk-free interest rate	2.02%	1.71%	2.19%
Expected term, in years	4-5	4	4
Weighted-average expected term, in years	4.42	4	4

The weighted-average grant-date fair value per share of options granted was $7.68, $4.58 and $5.25 in 2010, 2009 and 2008, respectively. The total intrinsic value of options exercised, representing the difference between the exercise price and the market price on the date of exercise, was approximately $6 million, $8 million and $17 million in 2010, 2009 and 2008, respectively.

Transactions related to stock options issued for the year ended January 28, 2011 are summarized as follows:

	Shares (In thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Term (In years)	Aggregate Intrinsic Value (In thousands)[1]
Outstanding at January 29, 2010	23,170	$26.42		
Granted	3,208	23.96		
Canceled, forfeited or expired	(883)	26.74		
Exercised	(1,386)	19.31		
Outstanding at January 28, 2011	24,109	$26.48	3.06	$49,035
Vested and expected to vest at January 28, 2011[2]	23,473	$26.56	2.98	$48,083
Exercisable at January 28, 2011	16,750	$29.13	2.04	$13,851

[1] *Options for which the exercise price exceeded the closing market price of a share of the Company's common stock at January 28, 2011 are excluded from the calculation of aggregate intrinsic value.*

[2] *Includes outstanding vested options as well as outstanding, nonvested options after a forfeiture rate is applied.*

Performance Accelerated Restricted Stock Awards (PARS)

PARS are valued at the market price of a share of the Company's common stock on the date of grant. In general, these awards vest at the end of a five-year service period from the date of grant, unless performance acceleration goals are achieved, in which case, awards vest 50% at the end of three years or 100% at the end of four years. The performance acceleration goals are based on targeted Company average return on beginning non-cash assets, as defined in the PARS agreement. PARS are expensed on a straight-line basis over the shorter of the explicit service period related to the service condition or the implicit service period related to the performance conditions, based on the probability of meeting the conditions. The Company uses historical data to estimate the timing and amount of forfeitures. No PARS were granted in 2010, 2009 or 2008. The total fair value of PARS vested was approximately $7 million in 2010 and $6 million in 2008. No PARS vested in 2009.

Transactions related to PARS issued for the year ended January 28, 2011 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at January 29, 2010	1,073	$32.91
Vested	(311)	30.00
Canceled or forfeited	(29)	33.59
Nonvested at January 28, 2011	733	$34.11

Performance-Based Restricted Stock Awards

Performance-based restricted stock awards are valued at the market price of a share of the Company's common stock on the date of grant. In general, 25% to 100% of the awards vest at the end of a three-year service period from the date of grant based upon the achievement of a threshold and target performance goal specified in the performance-based restricted stock agreement. The performance goal is based on targeted Company average return on non-cash assets, as defined in the performance-based restricted stock agreement. These awards are expensed on a straight-line basis over the requisite service period, based on the probability of achieving the performance goal. If the performance goal is not met, no compensation cost is recognized and any previously recognized compensation cost is reversed. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted-average grant-date fair value per share of performance-based restricted stock awards granted was $23.97 in 2008. No performance-based restricted stock awards were granted in 2010 or 2009. The total fair value of performance-based restricted stock awards vested was approximately $4 million in 2010. No performance-based restricted stock awards vested in 2009 or 2008. During 2008, the Company amended all 2007 performance-based restricted stock agreements, modifying the performance goal to a prorated scale, which caused the probability of vesting to go from improbable to probable.

Transactions related to performance-based restricted stock awards issued for the year ended January 28, 2011 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at January 29, 2010	1,484	$27.30
Vested	(151)	32.18
Canceled or forfeited	(475)	31.77
Nonvested at January 28, 2011	858	$23.97

Restricted Stock Awards

Restricted stock awards are valued at the market price of a share of the Company's common stock on the date of grant. In general, these awards vest at the end of a three- to five-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted-average grant-date fair value per share of restricted stock awards granted was $23.88, $16.03 and $23.75 in 2010, 2009, and 2008, respectively. The total fair value of restricted stock awards vested was approximately $37 million, $12 million and $18 million in 2010, 2009 and 2008, respectively.

Transactions related to restricted stock awards issued for the year ended January 28, 2011 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at January 29, 2010	8,457	$20.86
Granted	3,458	23.88
Vested	(1,554)	30.23
Canceled or forfeited	(506)	20.45
Nonvested at January 28, 2011	9,855	$20.46

Deferred Stock Units

Deferred stock units are valued at the market price of a share of the Company's common stock on the date of grant. For non-employee Directors, these awards vest immediately and are expensed on the grant date. During 2010, 2009 and 2008 each non-employee Director was awarded a number of deferred stock units determined by dividing the annual award amount by the fair market value of a share of the Company's common stock on the award date and rounding up to the next 100 units. The annual award amount used to determine the number of deferred stock units granted to each Director was $115,000 in 2010, 2009 and 2008. During 2010, 47,000 deferred stock units were granted and immediately vested for non-employee Directors. The weighted-average grant-date fair value per share of deferred stock units granted was $24.75, $19.01 and $24.00 in 2010, 2009 and 2008, respectively. The total fair value of deferred stock units vested was approximately $1 million in both 2010 and 2009 and $10 million in 2008. At January 28, 2011, there were 0.7 million deferred stock units outstanding all of which were vested.

Restricted Stock Units

Restricted stock units do not have dividend rights and are valued at the market price of a share of the Company's common stock on the date of grant less the present value of dividends expected during the requisite service period. In general, these awards vest at the end of a three-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted-average grant-date fair value per share of restricted stock units granted was $22.84, $15.63 and $22.80 in 2010, 2009 and 2008, respectively. An insignificant number of restricted stock units vested in 2010, 2009 and 2008.

Transactions related to restricted stock units issued for the year ended January 28, 2011 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at January 29, 2010	92	$18.35
Granted	99	22.84
Vested	(11)	22.72
Canceled or forfeited	(12)	20.16
Nonvested at January 28, 2011	168	$20.58

ESPP

The purchase price of the shares under the ESPP equals 85% of the closing price on the date of purchase. The Company's share-based payment expense is equal to 15% of the closing price on the date of purchase. The ESPP is considered a liability award and is measured at fair value at each reporting date, and the share-based payment expense is recognized over the six-month offering period. The Company issued 3,846,086 shares of common stock pursuant to this plan during the year ended January 28, 2011.

NOTE 9 EMPLOYEE RETIREMENT PLANS

The Company maintains a defined contribution retirement plan for its eligible employees (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan six months (180 days prior to January 1, 2011) after their original date of service. Eligible employees are automatically enrolled in the 401(k) Plan at a 1% deferral rate, unless the employee elects otherwise. The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee deferrals (the Company match). Plan participants are eligible to receive the Company match after completing six months (180 days prior to January 1, 2011) of continuous service. The Company match varies based on how much the employee elects to defer up to a maximum of 4.25% of eligible compensation. The Company match is invested identically to employee contributions and vests immediately in the participant accounts.

The Company maintains a Benefit Restoration Plan to supplement benefits provided under the 401(k) Plan to plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986. This plan provides for employee salary deferrals and employer contributions in the form of a company match.

The Company maintains a non-qualified deferred compensation program called the Lowe's Cash Deferral Plan. This plan is designed to permit certain employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed. This plan does not provide for employer contributions.

The Company recognized expense associated with employee retirement plans of $154 million in both 2010 and 2009 and $112 million in 2008.

NOTE 10 INCOME TAXES

The following is a reconciliation of the effective tax rate to the federal statutory tax rate:

	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.0	2.2	2.9
Other, net	(0.3)	(0.3)	(0.5)
Effective tax rate	37.7%	36.9%	37.4%

The components of the income tax provision are as follows:

(In millions)	2010	2009	2008
Current:			
Federal	$1,171	$1,046	$1,070
State	188	123	166
Total current	1,359	1,169	1,236
Deferred:			
Federal	(117)	(108)	82
State	(24)	(19)	(7)
Total deferred	(141)	(127)	75
Total income tax provision	$1,218	$1,042	$1,311

The tax effects of cumulative temporary differences that gave rise to the deferred tax assets and liabilities were as follows:

(In millions)	January 28, 2011	January 29, 2010
Deferred tax assets:		
Self-insurance	$ 303	$ 251
Share-based payment expense	128	115
Deferred rent	89	75
Other, net	249	223
Total deferred tax assets	769	664
Valuation allowance	(99)	(65)
Net deferred tax assets	670	599
Deferred tax liabilities:		
Property	(870)	(934)
Other, net	(74)	(55)
Total deferred tax liabilities	(944)	(989)
Net deferred tax liability	$(274)	$(390)

The Company operates as a branch in various foreign jurisdictions and cumulatively has incurred net operating losses of $310 million and $209 million as of January 28, 2011, and January 29, 2010, respectively. The net operating losses are subject to expiration in 2017 through 2030. Deferred tax assets have been established for these net operating losses in the accompanying consolidated balance sheets. Given the uncertainty regarding the realization of the foreign net deferred tax assets, the Company recorded cumulative valuation allowances for the full amount of the net deferred tax assets, $99 million and $65 million at January 28, 2011, and January 29, 2010, respectively.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

(In millions)	2010	2009	2008
Unrecognized tax benefits, beginning of year	$154	$200	$138
Additions for tax positions of prior years	22	31	82
Reductions for tax positions of prior years	(19)	(45)	(16)
Net additions based on tax positions related to the current year	9	5	16
Settlements	(1)	(37)	(19)
Reductions due to a lapse in applicable statute of limitations	–	–	(1)
Unrecognized tax benefits, end of year	$165	$154	$200

The amounts of unrecognized tax benefits that, if recognized, would favorably impact the effective tax rate were $8 million and $7 million as of January 28, 2011, and January 29, 2010, respectively.

During 2010, the Company recognized $7 million of interest expense and a $0.2 million increase in penalties related to uncertain tax positions. As of January 28, 2011, the Company had $21 million of accrued interest and $0.7 million of accrued penalties. During 2009, the Company recognized $9 million of interest income and a $9 million reduction in penalties related to uncertain tax positions. As of January 29, 2010, the Company had $14 million of accrued interest and $1 million of accrued penalties. During 2008, the Company recognized $10 million of interest expense and $3 million of penalties related to uncertain tax positions.

The Company is subject to examination by various foreign and domestic taxing authorities. The Company is appealing an IRS examination for fiscal years 2004 and 2005 related to insurance deductions. It is reasonably possible this issue will be settled within the next twelve months resulting in a reduction in its unrecognized tax benefit of approximately $70 million. The Company's U.S. federal income tax returns for fiscal years 2006 and 2007 are currently under audit. There are also ongoing U.S. state audits covering tax years 2002 to 2009. The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.

NOTE 11 EARNINGS PER SHARE

The Company calculates basic and diluted earnings per common share using the two-class method. Under the two-class method, net earnings are allocated to each class of common stock and participating security as if all of the net earnings for the period had been distributed. The Company's participating securities consist of unvested share-based payment awards that contain a nonforfeitable right to receive dividends and therefore are considered to participate in undistributed earnings with common shareholders.

Basic earnings per common share excludes dilution and is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares as of the balance sheet date, as adjusted for the potential dilutive effect of non-participating share-based awards. The following table reconciles earnings per common share for 2010, 2009 and 2008:

(In millions, except per share data)	2010	2009	2008
Basic earnings per common share:			
Net earnings	$2,010	$1,783	$2,195
Less: Net earnings allocable to participating securities	(17)	(13)	(11)
Net earnings allocable to common shares	$1,993	$1,770	$2,184
Weighted-average common shares outstanding	1,401	1,462	1,457
Basic earnings per common share	$ 1.42	$ 1.21	$ 1.50
Diluted earnings per common share:			
Net earnings	$2,010	$1,783	$2,195
Less: Net earnings adjustment for interest on convertible notes, net of tax	–	–	2
Net earnings, as adjusted	2,010	1,783	2,197
Less: Net earnings allocable to participating securities	(17)	(13)	(11)
Net earnings allocable to common shares	$1,993	$1,770	$2,186
Weighted-average common shares outstanding	1,401	1,462	1,457
Dilutive effect of non-participating share-based awards	2	2	3
Dilutive effect of convertible notes	–	–	8
Weighted-average common shares, as adjusted	1,403	1,464	1,468
Diluted earnings per common share	$ 1.42	$ 1.21	$ 1.49

Stock options to purchase 19.8 million, 21.4 million and 19.1 million shares of common stock for 2010, 2009 and 2008, respectively, were excluded from the computation of diluted earnings per common share because their effect would have been anti-dilutive.

NOTE 12 LEASES

The Company leases facilities and land for certain facilities under agreements with original terms generally of 20 years. The leases generally contain provisions for four to six renewal options of five years each. Some lease agreements also provide for contingent rentals based on sales performance in excess of specified minimums or changes in the consumer price index. Contingent rentals were not significant for any of the periods presented. The Company subleases certain properties that are not used in its operations. Sublease income was not significant for any of the periods presented.

The future minimum rental payments required under operating leases and capitalized lease obligations having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(In millions) Fiscal Year	Operating Leases	Capitalized Lease Obligations	Total
2011	$ 418	$ 68	$ 486
2012	416	69	485
2013	410	69	479
2014	399	64	463
2015	392	54	446
Later years	3,973	302	4,275
Total minimum lease payments	$6,008	$ 626	$6,634
Less amount representing interest		(273)	
Present value of minimum lease payments		353	
Less current maturities		(35)	
Present value of minimum lease payments, less current maturities		$ 318	

Rental expenses under operating leases were $402 million, $410 million and $399 million in 2010, 2009 and 2008, respectively, and were recognized in SG&A expense.

NOTE 13 COMMITMENTS AND CONTINGENCIES

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, individually or collectively, are expected to be material to the Company's financial statements. In evaluating liabilities associated with its various legal proceedings, the Company has accrued for probable liabilities associated with these matters. The amounts accrued were not material to the Company's consolidated financial statements in any of the years presented. Reasonably possible losses for any of the individual legal proceedings which have not been accrued were not material to the Company's consolidated financial statements.

As of January 28, 2011, the Company had non-cancelable commitments of $633 million related to certain marketing and information technology programs, and purchases of merchandise inventory. Payments under these commitments are scheduled to be made as follows: 2011, $386 million; 2012, $175 million; 2013, $61 million; 2014, $9 million; 2015, $1 million; thereafter, $1 million.

The Company held standby and documentary letters of credit issued under banking arrangements which totaled $19 million as of January 28, 2011. The majority of the Company's letters of credits were issued for real estate and construction contracts. Payments under these arrangements are scheduled to be made as follows: 2011, $18 million; 2012, $1 million. Commitment fees ranging from .225% to 1.000% per annum are paid on the letters of credit amounts outstanding.

During 2009, the Company entered into a joint venture agreement with Australian retailer Woolworths Limited, to develop a chain of home improvement stores in Australia. Under the agreement, the Company committed to contribute $400 million to the joint venture, of which it is a one-third owner. The contributions are expected to be relatively consistent over a four-year period. As of January 28, 2011 the Company has contributed approximately $140 million.

NOTE 14 RELATED PARTIES

A brother-in-law of the Company's Executive Vice President of Business Development is a senior officer and shareholder of a vendor that provides millwork and other building products to the Company. The Company purchased products from this vendor in the amount of $82 million, $86 million and $92 million for 2010, 2009 and 2008, respectively. Amounts payable to this vendor were insignificant at January 28, 2011 and January 29, 2010.

NOTE 15 OTHER INFORMATION

Net interest expense is comprised of the following:

(In millions)	2010	2009	2008
Long-term debt	$312	$293	$292
Short-term borrowings	–	2	11
Capitalized lease obligations	35	32	31
Interest income	(12)	(17)	(40)
Interest capitalized	(14)	(19)	(36)
Interest on tax uncertainties	7	(9)	10
Other	4	5	12
Interest – net	$332	$287	$280

Supplemental disclosures of cash flow information:

(In millions)	2010	2009	2008
Cash paid for interest, net of amount capitalized	$ 319	$ 314	$ 309
Cash paid for income taxes, net	$1,590	$1,157	$1,138
Non-cash investing and financing activities:			
Non-cash property acquisitions, including assets acquired under capital lease	$ 56	$ 69	$ 124
Change in equity method investments	$ (4)	$ (4)	$ (15)
Conversions of long-term debt to equity	$ –	$ –	$ 1
Cash dividends declared but not paid	$ 148	$ 131	$ –

Sales by Product Category:

(Dollars in millions)	2010		2009		2008	
Product Category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$ 5,365	11%	$ 4,904	10%	$ 4,752	10%
Lumber	3,402	7	3,242	7	3,506	7
Paint	3,003	6	2,913	6	2,791	6
Millwork	2,884	6	2,786	6	2,965	6
Building materials	2,879	6	2,924	6	2,966	6
Lawn & landscape products	2,812	6	2,690	6	2,585	5
Flooring	2,779	6	2,765	6	2,879	6
Rough plumbing	2,709	6	2,659	6	2,618	6
Seasonal living	2,654	5	2,413	5	2,449	5
Tools	2,604	5	2,439	5	2,563	5
Hardware	2,526	5	2,497	5	2,516	5
Fashion plumbing	2,433	5	2,475	5	2,573	5
Lighting	2,396	5	2,407	5	2,508	5
Nursery	1,962	4	1,942	4	1,850	4
Outdoor power equipment	1,932	4	1,834	4	1,963	4
Cabinets & countertops	1,700	3	1,715	4	1,935	4
Home organization	1,695	3	1,662	3	1,662	4
Rough electrical	1,409	3	1,316	3	1,446	3
Home fashion	1,337	3	1,309	3	1,408	3
Other	334	1	328	1	295	1
Totals	$48,815	100%	$47,220	100%	$48,230	100%

LOWE'S COMPANIES, INC.
SELECTED FINANCIAL DATA (Unaudited)

Lowe's Stores by State and Province

(As of January 28, 2011)

State	Stores	State	Stores	State	Stores	State	Stores	State/Province	Stores
Alabama	39	Illinois	41	Missouri	45	Oregon	13	Wisconsin	9
Alaska	6	Indiana	44	Montana	5	Pennsylvania	79	Wyoming	1
Arizona	32	Iowa	11	Nebraska	5	Rhode Island	6	Total U.S. Stores	1,723
Arkansas	20	Kansas	11	Nevada	17	South Carolina	48	Alberta, CAN	2
California	109	Kentucky	42	New Hampshire	16	South Dakota	3	Ontario, CAN	22
Colorado	28	Louisiana	32	New Jersey	40	Tennessee	60	Total CAN Stores	24
Connecticut	16	Maine	13	New Mexico	13	Texas	141	Nuevo Leon, MX	2
Delaware	10	Maryland	29	New York	66	Utah	16	**Total Stores**	**1,749**
Florida	118	Massachusetts	28	North Carolina	111	Vermont	2		
Georgia	64	Michigan	48	North Dakota	3	Virginia	68		
Hawaii	3	Minnesota	13	Ohio	83	Washington	37		
Idaho	8	Mississippi	24	Oklahoma	29	West Virginia	18		

Selected Statement of Earnings Data

(In millions, except per share data)	2010	2009	2008	2007	2006
Net sales	$48,815	$47,220	$48,230	$48,283	$46,927
Gross margin	17,152	16,463	16,501	16,727	16,198
Net earnings	2,010	1,783	2,195	2,809	3,105
Basic earnings per common share	1.42	1.21	1.50	1.89	2.02
Diluted earnings per common share	1.42	1.21	1.49	1.86	1.98
Dividends per share	$ 0.420	$ 0.355	$ 0.335	$ 0.290	$ 0.180

Selected Balance Sheet Data

	2010	2009	2008	2007	2006
Total assets	$33,699	$33,005	$32,625	$30,816	$27,726
Long-term debt, excluding current maturities	$ 6,537	$ 4,528	$ 5,039	$ 5,576	$ 4,325

Selected Quarterly Data

(In millions, except per share data)	First	Second	Third	Fourth
2010				
Net sales	$12,388	$14,361	$11,587	$10,480
Gross margin	4,358	5,006	4,061	3,726
Net earnings	489	832	404	285
Basic earnings per common share	0.34	0.58	0.29	0.21
Diluted earnings per common share	$ 0.34	$ 0.58	$ 0.29	$ 0.21

	First	Second	Third	Fourth
2009				
Net sales	$11,832	$13,844	$11,375	$10,168
Gross margin	4,196	4,823	3,890	3,554
Net earnings	476	759	344	205
Basic earnings per common share	0.32	0.51	0.23	0.14
Diluted earnings per common share	$ 0.32	$ 0.51	$ 0.23	$ 0.14

LOWE'S COMPANIES, INC.
STOCK PERFORMANCE (Unaudited)

Quarterly Stock Price Range and Cash Dividend Payment

	Fiscal 2010			Fiscal 2009			Fiscal 2008		
	High	Low	Dividend*	High	Low	Dividend*	High	Low	Dividend
1st Quarter	$28.54	$21.29	$0.090	$22.09	$13.00	$0.085	$27.18	$20.25	$0.080
2nd Quarter	27.93	19.64	0.110	22.68	18.02	0.090	26.18	18.00	0.085
3rd Quarter	22.91	19.35	0.110	24.09	19.46	0.090	28.49	15.76	0.085
4th Quarter	$26.29	$21.09	$0.110	$24.50	$19.15	$0.090	$23.73	$15.85	$0.085

As of March 25, 2011, there were 29,962 registered shareholders of Lowe's common stock.

**Effective the fourth quarter of 2009 the dividend will be paid in the fiscal month following the record date.*

Monthly Stock Price and Trading Volume

	Fiscal 2010			Fiscal 2009			Fiscal 2008		
	High	Low	Shares Traded	High	Low	Shares Traded	High	Low	Shares Traded
February	$23.97	$21.29	298,535,700	$19.44	$14.91	380,470,300	$25.68	$22.70	243,541,400
March	25.31	23.53	258,941,800	19.92	13.00	483,501,400	25.10	20.25	440,193,100
April	28.54	24.53	277,480,000	22.09	18.47	297,175,500	27.18	23.16	215,194,200
May	27.93	23.09	385,745,700	21.35	18.30	366,414,800	26.18	23.02	226,632,000
June	24.89	20.01	366,966,300	20.99	18.02	330,426,400	24.82	19.95	287,600,700
July	21.99	19.64	260,172,300	22.68	18.43	223,488,200	21.83	18.00	263,974,600
August	21.40	19.35	316,087,700	24.09	19.69	353,063,200	25.47	19.99	282,758,100
September	22.70	20.25	261,284,400	22.37	19.94	313,995,000	28.49	21.35	538,455,500
October	22.91	20.80	263,516,700	21.99	19.46	328,635,300	22.29	15.76	449,070,900
November	22.73	21.09	228,716,300	22.24	19.15	292,337,700	22.00	15.85	330,369,600
December	25.86	21.66	356,194,800	24.50	21.55	269,171,200	23.73	18.46	360,238,200
January	$26.29	$23.54	324,217,100	$23.81	$21.61	242,076,000	$23.17	$18.15	260,547,700

Source: The Wall Street Journal

Stock Splits and Stock Dividends

Since 1961

- A 100% stock dividend, effective April 5, 1966 (which had the net effect of a 2-for-1 stock split).
- A 2-for-1 stock split, effective November 18, 1969.
- A 50% stock dividend, effective November 30, 1971 (which had the net effect of a 3-for-2 stock split).
- A 33⅓% stock dividend, effective July 25, 1972 (which had the net effect of a 4-for-3 stock split).
- A 50% stock dividend, effective June 2, 1976 (which had the net effect of a 3-for-2 stock split).
- A 3-for-2 stock split, effective November 2, 1981.
- A 5-for-3 stock split, effective April 29, 1983.
- A 100% stock dividend, effective June 29, 1992 (which had the net effect of a 2-for-1 stock split).
- A 2-for-1 stock split, effective April 4, 1994.
- A 2-for-1 stock split, effective June 29, 1998.
- A 2-for-1 stock split, effective July 2, 2001.
- A 2-for-1 stock split, effective July 3, 2006.


120 240 480 960
60
30
18
12
8
6
4
2
1
61 66 69 71 72 76 81 83 92 94 98 01 06

Total Return to Shareholders

The following table and graph compare the total returns (assuming reinvestment of dividends) of the Company's Common Stock, the S&P 500 Index and the S&P Retail Index. The graph assumes $100 invested on February 3, 2006 in the Company's Common Stock and each of the indices.


140
120
100
80
60
40
Lowe's
S&P 500
S&P Retail Index

	2/3/06	2/2/07	2/1/08	1/30/09	1/29/10	1/28/11
Lowe's	$100.00	$108.16	$ 81.81	$59.44	$71.61	$ 85.01
S&P 500	$100.00	$116.76	$114.62	$69.50	$92.53	$112.20
S&P Retail Index	$100.00	$116.56	$ 95.12	$59.24	$92.13	$117.36

Source: Bloomberg Financial Services

LOWE'S COMPANIES, INC.
QUARTERLY REVIEW OF PERFORMANCE (Unaudited)

Earnings Statements

(In millions, except per share data)

	Fiscal 2010				Fiscal 2009			
Quarter Ended	Fourth	Third	Second	First	Fourth	Third	Second	First
Net sales	$10,480	$11,587	$14,361	$12,388	$10,168	$11,375	$13,844	$11,832
Gross margin	3,726	4,061	5,006	4,358	3,554	3,890	4,823	4,196
Expenses:								
SG&A	2,792	2,931	3,189	3,093	2,775	2,882	3,123	2,957
Depreciation	392	399	398	397	401	403	408	401
Interest – net	86	80	84	82	56	77	76	78
Total expenses	3,270	3,410	3,671	3,572	3,232	3,362	3,607	3,436
Pre-tax earnings	456	651	1,335	786	322	528	1,216	760
Income tax provision	171	247	503	297	117	184	457	284
Net earnings	$ 285	$ 404	$ 832	$ 489	$ 205	$ 344	$ 759	$ 476
Basic earnings per common share	$ 0.21	$ 0.29	$ 0.58	$ 0.34	$ 0.14	$ 0.23	$ 0.51	$ 0.32
Diluted earnings per common share	$ 0.21	$ 0.29	$ 0.58	$ 0.34	$ 0.14	$ 0.23	$ 0.51	$ 0.32

Earnings Statement Changes

(Changes from same quarter previous year, to nearest tenth percent)

	Fiscal 2010				Fiscal 2009			
Quarter Ended	Fourth	Third	Second	First	Fourth	Third	Second	First
Net sales	3.1%	1.9%	3.7%	4.7%	1.8%	(3.0)%	(4.6)%	(1.5)%
Gross margin	4.8	4.4	3.8	3.9	5.5	(2.4)	(3.2)	0.7
Expenses:								
SG&A	0.6	1.7	2.1	4.6	5.0	4.6	2.9	7.8
Depreciation	(2.3)	(1.1)	(2.4)	(1.0)	1.2	4.6	7.0	6.8
Interest – net	53.3	3.9	10.9	5.1	(19.7)	17.6	10.6	2.4
Total expenses	1.2	1.4	1.8	4.0	4.0	4.8	3.5	7.6
Pre-tax earnings	41.7	23.4	9.7	3.4	24.2	(32.1)	(18.8)	(21.9)
Income tax provision	46.1	34.6	10.0	4.6	20.4	(36.4)	(18.3)	(22.2)
Net earnings	39.1	17.5	9.6	2.7	26.4	(29.6)	(19.0)	(21.7)
Basic earnings per common share	50.0	26.1	13.7	6.3	27.3	(30.0)	(19.8)	(22.4)
Diluted earnings per common share	50.0%	26.1%	13.7%	6.3%	27.3%	(30.3)%	(19.1)%	(21.5)%

Earnings Statement Percentages

(Percent of sales to nearest hundredth;
income tax is percent of pre-tax earnings)

	Fiscal 2010				Fiscal 2009			
Quarter Ended	Fourth	Third	Second	First	Fourth	Third	Second	First
Net sales	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Gross margin	35.55	35.05	34.86	35.18	34.95	34.20	34.84	35.46
Expenses:								
SG&A	26.64	25.30	22.21	24.98	27.29	25.34	22.55	24.99
Depreciation	3.74	3.44	2.77	3.20	3.95	3.54	2.95	3.39
Interest – net	0.82	0.69	0.59	0.66	0.55	0.68	0.55	0.66
Total expenses	31.20	29.43	25.57	28.84	31.79	29.56	26.05	29.04
Pre-tax earnings	4.35	5.62	9.29	6.34	3.16	4.64	8.79	6.42
Income tax provision	37.37	38.00	37.69	37.76	36.23	34.86	37.60	37.38
Net earnings	2.72%	3.49%	5.79%	3.95%	2.02%	3.02%	5.48%	4.02%

LOWE'S COMPANIES, INC.

FINANCIAL HISTORY (Unaudited)

10-YEAR FINANCIAL INFORMATION [1]

Fiscal Years Ended On	5-Year CGR%	January 28, 2011	January 29, 2010	January 30, 2009	February 1, 2008
Stores and people					
1 Number of stores	7.2	1,749	1,710	1,649	1,534
2 Square footage (in millions)	7.1	197.1	193.2	186.6	174.1
3 Number of employees	4.8	234,318	238,793	228,729	215,978
4 Customer transactions (in millions)	4.2	786	766	740	720
5 Average purchase	(1.7)	$ 62.07	$ 61.66	$ 65.15	$ 67.05
Comparative income statements (in millions)					
6 Sales	2.5	$ 48,815	$ 47,220	$ 48,230	$ 48,283
7 Depreciation	10.1	1,586	1,614	1,539	1,366
8 Interest – net	16.0	332	287	280	194
9 Pre-tax earnings	(6.4)	3,228	2,825	3,506	4,511
10 Income tax provision	NM	1,218	1,042	1,311	1,702
11 Earnings from continuing operations	(6.2)	2,010	1,783	2,195	2,809
12 Earnings from discontinued operations, net of tax [1]	NM	–	–	–	–
13 Net earnings	(6.2)	2,010	1,783	2,195	2,809
14 Cash dividends	28.0	588	522	491	428
15 Earnings retained	(11.3)	$ 1,422	$ 1,261	$ 1,704	$ 2,381
Dollars per share (weighted-average shares, assuming dilution)					
16 Sales	5.3	$ 34.79	$ 32.25	$ 32.85	$ 32.04
17 Earnings	(3.9)	1.42	1.21	1.49	1.86
18 Cash dividends	31.6	0.42	0.36	0.34	0.28
19 Earnings retained	(9.2)	1.00	0.85	1.15	1.58
20 Shareholders' equity	7.7	$ 12.91	$ 13.03	$ 12.30	$ 10.68
Financial ratios					
21 Asset turnover [2]		1.48	1.45	1.57	1.74
22 Return on sales [3]		4.12%	3.78%	4.55%	5.82%
23 Return on average assets [4]		6.03%	5.43%	6.92%	9.60%
24 Return on average shareholders' equity [5]		10.81%	9.61%	12.85%	17.65%
Comparative balance sheets (in millions)					
25 Total current assets	5.2	$ 9,967	$ 9,732	$ 9,190	$ 8,633
26 Cash and short-term investments	5.1	1,123	1,057	661	530
27 Merchandise inventory – net	4.6	8,321	8,249	8,209	7,611
28 Property, less accumulated depreciation	6.2	22,089	22,499	22,722	21,361
29 Total assets	6.5	33,699	33,005	32,625	30,816
30 Total current liabilities	5.5	7,119	7,355	7,560	7,316
31 Accounts payable	9.0	4,351	4,287	4,109	3,713
32 Long-term debt (excluding current maturities)	13.3	6,537	4,528	5,039	5,576
33 Total liabilities	8.6	15,587	13,936	14,570	14,718
34 Shareholders' equity	4.8	$ 18,112	$ 19,069	$ 18,055	$ 16,098
35 Equity/long-term debt (excluding current maturities)		2.77	4.21	3.58	2.89
36 Year-end leverage factor: assets/equity		1.86	1.73	1.81	1.92
Shareholders, shares and book value					
37 Shareholders of record, year-end		30,097	31,168	31,561	31,513
38 Shares outstanding, year-end (in millions)		1,354	1,459	1,470	1,458
39 Weighted-average shares, assuming dilution (in millions)		1,403	1,464	1,468	1,507
40 Book value per share		$ 13.38	$ 13.07	$ 12.28	$ 11.04
Stock price during calendar year (adjusted for stock splits) [6]					
41 High		$ 28.54	$ 24.50	$ 28.49	$ 35.74
42 Low		$ 19.35	$ 13.00	$ 15.76	$ 21.01
43 Closing price December 31		$ 25.08	$ 23.39	$ 21.52	$ 22.62
Price/earnings ratio					
44 High		20	20	19	19
45 Low		14	11	11	11

	February 2, 2007	February 3, 2006*	January 28, 2005	January 30, 2004	January 31, 2003	February 1, 2002	
1	1,385	1,234	1,087	952	828	718	1
2	157.1	140.1	123.7	108.8	94.7	80.7	2
3	210,142	185,314	161,964	147,052	120,692	107,404	3
4	680	639	575	521	460	394	4
5	$ 68.98	$ 67.67	$ 63.43	$ 59.21	$ 56.80	$ 55.05	5
6	$ 46,927	$ 43,243	$ 36,464	$ 30,838	$ 26,112	$ 21,714	6
7	1,162	980	859	739	617	509	7
8	154	158	176	180	182	174	8
9	**4,998**	**4,496**	**3,520**	**2,908**	**2,362**	**1,535**	9
10	1,893	1,731	1,353	1,101	889	566	10
11	**3,105**	**2,765**	**2,167**	**1,807**	**1,473**	**969**	11
12	–	–	–	15	12	13	12
13	**3,105**	**2,765**	**2,167**	**1,822**	**1,485**	**982**	13
14	276	171	116	87	66	60	14
15	$ 2,829	$ 2,594	$ 2,051	$ 1,735	$ 1,419	$ 922	15
16	$ 30.00	$ 26.91	$ 22.55	$ 18.91	$ 16.12	$ 13.49	16
17	1.98	1.73	1.35	1.13	0.93	0.62	17
18	0.18	0.11	0.08	0.06	0.04	0.04	18
19	1.80	1.62	1.27	1.07	0.89	0.58	19
20	$ 10.05	$ 8.90	$ 7.11	$ 6.25	$ 5.08	$ 4.09	20
21	1.91	2.05	1.96	1.96	1.93	1.93	21
22	6.62%	6.39%	5.94%	5.91%	5.69%	4.52%	22
23	11.87%	12.11%	10.91%	10.59%	10.14%	7.92%	23
24	20.69%	21.44%	19.99%	19.79%	20.05%	16.33%	24
25	$ 8,273	$ 7,753	$ 6,842	$ 6,418	$ 5,333	$ 4,798	25
26	796	876	813	1,624	1,126	853	26
27	7,144	6,635	5,850	4,482	3,911	3,611	27
28	18,971	16,354	13,911	11,819	10,245	8,565	28
29	**27,726**	**24,604**	**21,077**	**18,647**	**15,767**	**13,526**	29
30	6,108	5,449	5,337	3,908	3,180	2,808	30
31	3,524	2,832	2,695	2,212	1,791	1,589	31
32	4,325	3,499	3,060	3,678	3,736	3,734	32
33	**12,001**	**10,308**	**9,579**	**8,459**	**7,541**	**6,942**	33
34	**$ 15,725**	**$ 14,296**	**$ 11,498**	**$ 10,188**	**$ 8,226**	**$ 6,584**	34
35	3.64	4.09	3.76	2.77	2.20	1.76	35
36	1.76	1.72	1.83	1.83	1.92	2.05	36
37	29,439	27,427	27,071	26,553	25,405	19,277	37
38	1,525	1,568	1,548	1,575	1,564	1,551	38
39	1,564	1,607	1,617	1,631	1,620	1,610	39
40	$ 10.31	$ 9.12	$ 7.43	$ 6.47	$ 5.26	$ 4.25	40
41	$ 34.83	$ 34.85	$ 30.27	$ 30.21	$ 25.00	$ 24.44	41
42	$ 26.15	$ 25.36	$ 22.95	$ 16.69	$ 16.25	$ 12.40	42
43	$ 31.15	$ 33.33	$ 28.80	$ 27.70	$ 18.75	$ 23.21	43
44	17	20	22	27	27	40	44
45	13	15	17	15	17	20	45

Explanatory Notes:

[1] *Amounts herein reflect the Contractor Yards as a discontinued operation.*
[2] *Asset turnover: Sales divided by Beginning Assets*
[3] *Return on sales: Net Earnings divided by Sales*
[4] *Return on average assets: Net Earnings divided by the average of Beginning and Ending Assets*
[5] *Return on Average Shareholders' Equity: Net Earnings divided by the average of Beginning and Ending Equity*
[6] *Stock price source:* The Wall Street Journal
* *Fiscal year contained 53 weeks. All other years contained 52 weeks.*
NM = not meaningful
CGR = compound growth rate

LOWE'S COMPANIES, INC. BOARD OF DIRECTORS

Robert A. Niblock[3*]
Chairman of the Board and Chief Executive Officer,
Lowe's Companies, Inc., Mooresville, NC

Raul Alvarez[1,4]
Retired President and Chief Operating Officer,
McDonald's Corporation, Oak Brook, IL

David W. Bernauer[1,3,4*]
Lead Director, Lowe's Companies, Inc., Mooresville, NC;
Retired Chairman and Chief Executive Officer,
Walgreen Co., Deerfield, IL

Leonard L. Berry, Ph.D.[1,4]
Distinguished Professor of Marketing, M.B. Zale Chair in Retailing
and Marketing Leadership, and Professor of Humanities in Medicine,
Texas A&M University, College Station, TX

Peter C. Browning[1,4]
Managing Director,
Peter C. Browning & Associates, LLC, Charlotte, NC

Dawn E. Hudson[2,4]
Vice-Chair,
The Parthenon Group, Boston, MA

Robert A. Ingram[2,4]
Former Vice Chairman Pharmaceuticals, GlaxoSmithKline plc,
London, UK; Non-Executive Chairman, Valeant Pharmaceuticals
International, Aliso Viejo, CA; Non-Executive Chairman,
Elan Corporation, plc, Dublin, Ireland

Robert L. Johnson[2,4]
Founder and Chairman,
The RLJ Companies, Bethesda, MD

Marshall O. Larsen[2*,3,4]
Chairman, President and Chief Executive Officer,
Goodrich Corporation, Charlotte, NC

Richard K. Lochridge[2,4]
Retired President,
Lochridge & Company, Inc., Boston, MA

Stephen F. Page[1*,3,4]
Retired Vice Chairman and Chief Financial Officer,
United Technologies Corporation, Hartford, CT

O. Temple Sloan, Jr.[1,4]
Chairman, General Parts International, Inc., Raleigh, NC;
Chairman, Highwoods Properties, Inc., Raleigh, NC

Committee Membership
1 – Audit Committee
2 – Compensation Committee
3 – Executive Committee
4 – Governance Committee
* 2010 Committee Chairman

LOWE'S COMPANIES, INC. EXECUTIVE OFFICERS

Robert A. Niblock
Chairman of the Board and
Chief Executive Officer

Larry D. Stone
President and Chief Operating Officer

Maureen K. Ausura
Executive Vice President –
Human Resources

Gregory M. Bridgeford
Executive Vice President –
Business Development

Michael K. Brown
Executive Vice President and
Chief Information Officer

Rick D. Damron
Executive Vice President –
Store Operations

Robert J. Gfeller, Jr.
Executive Vice President –
Merchandising

Robert F. Hull, Jr.
Executive Vice President and
Chief Financial Officer

Gaither M. Keener, Jr.
Executive Vice President, General Counsel,
Secretary and Chief Compliance Officer

Joseph M. Mabry, Jr.
Executive Vice President –
Logistics and Distribution

Marshall A. Croom
Senior Vice President and
Chief Risk Officer

Matthew V. Hollifield
Senior Vice President and
Chief Accounting Officer

N. Brian Peace
Senior Vice President –
Corporate Affairs

Janet M. Saura
Senior Vice President, Deputy General
Counsel and Assistant Secretary

Todd I. Woods
Senior Vice President, Deputy General
Counsel and Assistant Secretary

CORPORATE INFORMATION

Business Description

Lowe's Companies, Inc. is a $48.8 billion retailer, offering a complete line of home improvement products and services. The Company, through its subsidiaries, serves approximately 15 million do-it-yourself, do-it-for-me and Commercial Business Customers each week through 1,749 stores in the United States, Canada and Mexico. Founded in 1946 and based in Mooresville, N.C., Lowe's is the second-largest home improvement retailer in the world and employs more than 234,000 people. Lowe's has been a publicly held company since October 10, 1961. The Company's stock is listed on the New York Stock Exchange with shares trading under the symbol LOW. For more information, visit www.Lowes.com.

Lowe's files reports with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC.

The reports Lowe's files with, or furnishes to, the SEC, and all amendments to those reports, are available without charge on Lowe's website (www.Lowes.com/investor) as soon as reasonably practicable after Lowe's files them with, or furnishes them to, the SEC.

Copies of Lowe's 2010 Annual Report on Form 10-K are available without charge upon written request to Gaither M. Keener, Jr., Secretary, at Lowe's corporate offices or by calling 888-345-6937.

Additional information available on our website (www.Lowes.com/investor) includes our Corporate Governance Guidelines, Board of Directors Committee Charters, Code of Business Conduct and Ethics, and Social Responsibility Report, as well as other financial information.

Corporate Offices

1000 Lowe's Boulevard
Mooresville, NC 28117
704-758-1000

Lowe's Website

www.Lowes.com

Stock Transfer Agent & Registrar, Dividend Disbursing Agent and Dividend Reinvesting Agent

Computershare Trust Company N.A.
P.O. Box 43078
Providence, RI 02940

For direct deposit of dividends, registered shareholders may call Computershare toll-free at 877-282-1174.

Registered shareholders with e-mail addresses can send account inquiries electronically to Computershare through its website at www.computershare.com/investor and clicking on Contact Us.

Registered shareholders may access their accounts online by visiting Investor Centre at www.computershare.com/investor.

Investors can join Lowe's Stock Advantage Direct Stock Purchase Plan by visiting www.Lowes.com/investor, and clicking on Buy Stock Direct.

Dividends

Lowe's has declared a cash dividend each quarter since becoming a public company in 1961.

Dividend record dates are usually the third week of fiscal April, July, October and January.

Dividend payment dates are usually the first week of fiscal May, August, November and February.

Annual Meeting Date

May 27, 2011 at 10:00 a.m.
Ballantyne Hotel
Charlotte, North Carolina

Stock Trading Information

Lowe's common stock is listed on the New York Stock Exchange (LOW)

General Counsel

Gaither M. Keener, Jr.
Executive Vice President, General Counsel, Secretary and Chief Compliance Officer
704-758-1000

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
550 South Tryon Street
Suite 2500
Charlotte, NC 28202-4211
704-887-1500

Shareholder Services

Shareholders' and security analysts' inquiries should be directed to:

Tiffany Mason
Vice President, Investor Relations
704-758-2033

For copies of financial information:
888-34LOWES (888-345-6937)
or visit www.Lowes.com/investor

Public Relations

Media inquiries should be directed to:
Chris Ahearn
Vice President, Public Relations
704-758-2304
Media.Lowes.com

To view Lowe's Social Responsibility Report, visit www.Lowes.com/socialresponsibility.

This report is printed on paper containing fiber from well-managed, independently certified forests and contains a minimum of 10% post-consumer recycled fiber. To further reduce resource use, Lowe's is relying on E-proxy rules to make the proxy materials for its 2011 Annual Meeting, including this Annual Report, available online to many of our shareholders instead of mailing hard copies to them. This use of technology has allowed us to reduce the number of copies we print of our Annual Report by approximately 10% from last year. For additional information about Lowe's commitment to sustainable forest management, visit: www.Lowes.com/woodpolicy.


LOWE'S

LOWE'S COMPANIES, INC.
1000 LOWE'S BOULEVARD
MOORESVILLE, NC 28117


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